SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVOICE, INC.

(Name of Subject Company)

Intervoice, Inc.

(Name of Person Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

461142101

(CUSIP Number of Class of Securities)

Intervoice, Inc.

17811 Waterview Parkway

Dallas, Texas 75252

Attention: Chief Executive Officer

Facsimile: (972) 454-8781

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

David E. Morrison

James R. Griffin

Fulbright & Jaworski L.L.P.

2200 Ross Ave., Suite 2800

Dallas, Texas 75201-2784

Facsimile: (214) 855-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Intervoice, Inc., a Texas corporation (“Intervoice” or the “Company”). The address of the principal executive offices of Intervoice is 17811 Waterview Parkway, Dallas, Texas 75252. The telephone number of Intervoice at its principal executive offices is (972) 454-8000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the common stock, without par value, of Intervoice (the “Common Stock”) (all such shares of Common Stock, together with the associated preferred share purchase rights issued pursuant to the Third Amended and Restated Rights Agreement, dated as of May 1, 2001, by and between Intervoice (f/k/a InterVoice-Brite, Inc.) and Computershare Trust Company, N.A., successor rights agent to Computershare Investor Services, LLC, being referred to as the “Shares”).

As of July 25, 2008, 39,064,392 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person.

The filing person is the subject company. Intervoice’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the offer by Dialog Merger Sub, Inc., a Texas corporation (“Offeror”) and a wholly owned subsidiary of Convergys Corporation, an Ohio corporation (“Convergys”), to purchase all outstanding Shares at a purchase price of $8.25 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 15, 2008, by and among Convergys, Offeror and Intervoice (the “Merger Agreement”), the Offer to Purchase, dated August 1, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended or supplemented from time to time, constitute the “Offer”). Concurrently with the execution of the Merger Agreement, Convergys, Offeror and each of David W. Brandenburg and Robert E. Ritchey (each a “Committed Shareholder” and collectively, the “Committed Shareholders”), who, collectively, beneficially own approximately 6.5% of the outstanding Shares (the “Committed Shares”), have entered into separate Tender and Voting Agreements, dated as of July 15, 2008 (the “Tender and Voting Agreements”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Offeror and Convergys with the Securities and Exchange Commission (the “SEC”) on August 1, 2008. Copies of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, to the Schedule TO, and each is incorporated herein by reference.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that Offeror will commence a tender offer for all of Intervoice’s outstanding Shares at a price per Share equal to $8.25 (the “Offer Price”). Offeror’s obligation to purchase Shares in the Offer is subject to certain conditions, including but not limited to the number of tendered Shares that are not withdrawn being at least 66 2/ 3% of Intervoice’s outstanding shares on a fully diluted basis. The Merger Agreement further provides that, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Offeror will merge with and into Intervoice (the “Merger”), with Intervoice continuing as the surviving corporation and a wholly owned subsidiary of Convergys. In the Merger, each outstanding Share (other than Shares held by shareholders who properly exercise dissenters’ rights under the Texas Business Corporation Act) will be converted into the right to receive the Offer Price, without interest. Under the Merger Agreement, the obligation of Convergys or Offeror to consummate the Offer and both Intervoice’s and Convergys’ obligations to effect the Merger are conditioned on regulatory approvals and other customary conditions. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, Intervoice would be required to pay Convergys a termination fee of $14,500,000.

As set forth in the Schedule TO, the principal executive offices of Offeror and Convergys are located at 201 East Fourth Street, Cincinnati, Ohio 45202. Intervoice is making information relating to the Offer and the Merger available on the internet at http://www.intervoice.com/index.php/home.html.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between Intervoice or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of Intervoice, as of the date of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Intervoice or its affiliates and (1) Intervoice’s executive officers, directors or affiliates or (2) Offeror, Convergys or their respective executive officers, directors or affiliates.

(a)	Arrangements with Directors and Executive Officers of the Company

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

Certain members of Intervoice’s management and its Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a Corporate Change (as defined in various agreements and benefit programs) of the Company for the purposes of determining entitlements, if any, due to the executive officers and directors of the Company.

Long Term Incentive Plan Change in Control Provisions.

Under the terms of the Company’s 2007 Stock Incentive Plan and prior equity incentive plans, awards are generally subject to special provisions upon the occurrence of a Corporate Change (as defined in each plan) unless otherwise provided in the applicable award agreement. Awards under the 2007 Stock Incentive Plan and prior equity incentive plans are not limited to the Named Executives (as defined in the Information Statement attached hereto as Annex B), and the Compensation Committee has broad discretion to authorize equity-based awards to other employees of the Company and its subsidiaries. Under the 2007 Stock Incentive Plan, if a Corporate Change occurs and a participant is involuntarily terminated other than for cause or the participant voluntarily terminates for good reason, in either case during the period beginning 90 days before a Corporate Change and ending one year after a Corporate Change, any outstanding stock options, restricted stock, restricted stock units, and other plan awards would generally become immediately fully vested and exercisable. Awards granted under the Company’s equity incentive plans that were in effect before the 2007 Stock Incentive Plan are subject to the terms of the equity incentive plans as in effect when the awards were granted. Under the 2005 Stock Incentive Plan, if a Corporate Change occurs and a participant is involuntarily terminated other than for cause or the participant voluntarily terminates for good reason, in either case within one year after the Corporate Change as defined in the plan, any outstanding stock options, restricted stock, restricted stock units, and other plan awards would generally become immediately fully vested and exercisable. Under the 1998 Stock Option Plan, the 1999 Stock Option Plan, and the 2003 Stock Option Plan, in the event of a Corporate Change, there is no termination of service requirement and all outstanding options will become exercisable in full and all restrictions imposed on any common stock that may be delivered upon exercise of those options will be deemed satisfied.

Employment and Severance Agreements.

General. The Merger Agreement provides that the officers of Offeror immediately prior to the Effective Time shall become the officers of Intervoice, as the Surviving Corporation, at the Effective Time. Accordingly, unless the applicable officers of Intervoice are made officers of Offeror prior to the Merger, each of Robert E. Ritchey, James A. Milton, Craig E. Holmes, Kenneth A. Goldberg, H. Don Brown, Andrea J. Holko and Dean C. Howell may, at the Effective Time of the Merger, be deemed to have his or her employment terminated or constructively terminated under his or her employment agreement following a Corporate Change (as defined in the applicable agreements) and therefore be entitled to severance benefits and payments for unsatisfied notice periods and other contractual requirements. Even if they continue as officers of Intervoice after the Merger, Mr. Milton and Mr. Holmes may be able to assert that they have Good Reason (as defined in their respective employment agreements) to terminate their own employment following a Corporate Change and thus be entitled to severance benefits under the terms of their respective employment agreements. Furthermore, if Intervoice agrees to Convergys’ request to close the Merger on August 29, 2008, rather than on September 2, 2008 (the earliest date contemplated under the Merger Agreement for the Merger to close) , Mr. Ritchey may be entitled to resign for Good Reason and receive the substantially greater severance benefits under his employment agreement, which expires on August 31, 2008, than he would have received under his Severance Agreement Even if Mr. Goldberg, Mr. Brown, Ms. Holko and Mr. Howell continue as senior vice presidents following the Effective Date one or more of them may assert that their further employment by the Company would fail to meet at least the “comparable enterprise” requirements as defined in their employment agreements in that they would no longer be officers of an independent, publicly-traded company. If one of these senior vice presidents prevails on such assertion, he or she would be entitled to severance benefits and payments for unsatisfied notice periods and other contractual requirements. See “Potential Payments and Benefits upon Termination without a Change in Control” in Annex B for what each Named Executive would have received if his employment were terminated on February 29, 2008 in connection with a Corporate Change assuming such Named Executive was given proper notice.

Employment Agreement with Robert E. Ritchey. Effective as of December 1, 2004, Robert E. Ritchey, the Chief Executive Officer of the Company, entered into a new employment agreement with the Company. The agreement was amended effective May 8, 2006. The initial term of his agreement was scheduled to expire on February 29, 2008. Effective February 28, 2008, the Company and Mr. Ritchey entered into a second amendment, which extended his employment agreement through August 31, 2008, on substantially the existing terms. The amendment also changed Mr. Ritchey’s title from President and Chief Executive Officer to Chief Executive Officer. The employment agreement provides that Mr. Ritchey will receive an annual base salary of $395,000 and may participate in any annual incentive bonus programs applicable to his position. Following a Corporate Change (as defined in Mr. Ritchey’s employment agreement) and for a period of two years thereafter, if Mr. Ritchey’s employment is terminated by the Company for any reason other than death, Inability to Perform, Cause, or is terminated by Mr. Ritchey for Good Reason (each as defined in Mr. Ritchey’s employment agreement), the Company will pay him a lump sum amount (the “Change in Control Amount”) equal to his then-current base salary and the amount of annual incentive bonus which he received in the Company’s last fiscal year multiplied by 2.99. Any lump sum payment resulting from a termination of Mr. Ritchey’s employment following a Corporate Change will be paid as soon as administratively practicable after the employment termination or, if necessary to comply with Section 409A of the Internal Revenue Code, six months after his date of separation. The agreement also provides that, if the Change in Control Amount is subject to certain federal excise taxes, the Company will “gross-up” the Change in Control Amount such that Mr. Ritchey will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed.

Severance Agreement with Robert E. Ritchey. On July 2, 2008, the Company and Robert E. Ritchey entered into a severance agreement (the “Severance Agreement”) to provide for Mr. Ritchey’s retirement from the Company effective August 31, 2008, the date the employment agreement described in the paragraph above expires. Under the Severance Agreement, and subject to Mr. Ritchey executing a general release in favor of the Company, following his retirement, he will receive a lump sum payment of $592,500, which is equal to 18 months of his base salary, and reimbursement by the Company of the Company portion of his COBRA (or retiree health plan option, if applicable) premiums. The Severance Agreement further provides that the exercise period for certain stock options held by Mr. Ritchey will be extended by up to 18 months and the vesting of certain stock options will be accelerated. The Company currently anticipates that it will recognize expenses pursuant to Financial Accounting Standard 123R in an amount equal to approximately $300,000 as a result of extending and accelerating Mr. Ritchey’s stock options. The Severance Agreement provides that its terms apply only in the event that there is no termination of employment during the effective period of the employment agreement described in the above paragraph. If there is such a termination of employment, the terms of the employment agreement, rather than the Severance Agreement, will govern the applicable payments to be made.

Employment Agreements with Craig E. Holmes and James A. Milton. Effective as of May 8, 2006, the Company entered into employment agreements with Craig E. Holmes, the Executive Vice President and Chief Financial Officer of the Company and James A. Milton, the President and Chief Operating Officer of the Company. During fiscal 2008, the initial terms of the agreements were extended through May 8, 2009.

Under those agreements, if the executive’s employment is terminated by the Company for any reason other than death, Inability to Perform, or Cause, or if the executive resigns for Good Reason, in either case prior to a Corporate Change (as such terms are defined in their agreements), the Company will continue to pay the executive’s base salary for 18 months following the end of his employment if, within 60 days, he signs a general release agreement. In addition to paying his salary for 18 months the Company will continue to make matching contributions toward the payment of the executive’s premiums for the Company’s group health insurance coverage for a period of up to 15 months. If, in the Company’s reasonable judgment, after the termination of his employment, the executive violates any of his obligations of confidentiality, noncompetition or nondisparagement, the Company’s obligation to make monthly payments will end. In addition, the Company may suspend such payments if the executive is arrested or indicted for any felony or similar criminal offense, or any violation of federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with the Company, or if the Company reasonably believes he committed an act or omission that would have entitled the Company to terminate his employment for Cause. If the executive is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he has committed such an act or omission, the Company’s obligation to make any additional monthly payments will end and the executive will repay to the Company any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that the executive has not committed such an act or omission, the Company will pay the executive any monthly payments that were suspended, with interest, and continue to make all remaining payments.

Following a Corporate Change (as defined in the agreements) and for a period of 18 months thereafter, if the executive’s employment is terminated for any reason other than death, Inability to Perform, Cause, or is terminated by the executive for Good Reason, the Company will pay him a lump sum amount (the “Change in Control Amount”) equal to 2.00 times the sum of his then-current base salary and the amount of annual incentive bonus he received for the last fiscal year (as determined in accordance with his agreement). The payment will generally be due six months after his date of separation. The agreements also provide that, if the Change in Control Amount is subject to certain federal excise taxes, the Company will “gross-up” the Change in Control Amount such that the executive will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed.

Employment Agreement with Francis G. Sherlock. Francis G. Sherlock has an employment agreement with the Company’s subsidiary in the United Kingdom which was entered into by Mr. Sherlock when he joined Brite Voice Systems Group Limited on April 15, 1998. Brite Voice Systems Group Limited, now known as Intervoice Limited, was acquired by the Company in June 1999. Mr. Sherlock’s employment agreement covers his employment within the Company’s United Kingdom operations and sets out the policies under which his employment is governed. Mr. Sherlock’s employment agreement does not set out his annual salary but it does provide for severance notice in the event his employment is terminated for reasons other than gross misconduct. Based on Mr. Sherlock’s tenure with the Company, Mr. Sherlock is currently entitled to receive nine weeks notice if the Company terminates his employment. Mr. Sherlock’s employment agreement does not govern the amount of cash severance he is entitled to receive upon a termination of his employment before or after a change in control. Any cash severance Mr. Sherlock would be entitled to receive upon a termination of his employment would be governed by certain statutory requirements in the United Kingdom and certain policies and procedures of the Company’s United Kingdom subsidiary, Intervoice Limited, applicable to all employees on a nondiscriminatory basis.

Employment Agreement with Kenneth A. Goldberg. Effective March 1, 2007, the Company entered into an employment agreement with Kenneth Goldberg, Senior Vice President of Marketing, Alliances and Corporate Development. The initial term of the agreement will end on February 28, 2009 with a one year automatic extension unless either party gives at least three months written notice prior to the end of the initial term. Under the agreement the Company may terminate Mr. Goldberg’s employment for death, for Cause, or for Inability to Perform (as such terms are defined in his agreement). Upon giving the executive a Notice of Termination setting a termination date no earlier than three months after the date such notice is given, the Company may also terminate his employment without Cause. If Mr. Goldberg dies the Company will pay any accrued and unpaid salary to his designated beneficiary. If the Company terminates Mr. Goldberg’s employment for Cause or for Inability to Perform, the Company will have no liability for further payments other than payment of any accrued and unpaid base salary through the date specified in the notice of termination. If the Company terminates Mr. Goldberg’s employment for any reason other than death, Inability to Perform, or Cause, the Company will continue to pay his base salary and matching contributions for his group health insurance for 12 months following the end of his employment, provided he signs a general release agreement.

If, in the Company’s reasonable judgment, Mr. Goldberg violates any obligations of confidentiality, non-competition, non-solicitation or non-disparagement after his employment is terminated, the Company’s obligation to make monthly payments under his agreement will end. In addition, the Company may suspend such payments if he is arrested or indicted for any felony or similar criminal offense, or he violates any federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with the Company, or if the Company reasonably believes he has committed an act or omission that would have entitled the Company to terminate his employment for Cause. If Mr. Goldberg is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he committed such an act or omission, the Company will stop making monthly payments under his agreement and require him to repay any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that he has not committed such an act or omission, the Company will pay him any monthly payments that were suspended, with interest, and continue to make all remaining payments. Following a Corporate Change (as defined in his agreement) with less than one year remaining under the agreement, the term of the agreement will automatically extend through the first anniversary of the date of the Corporate Change.

Employment Agreements with H. Don Brown, Andrea J. Holko and Dean C. Howell. Effective March 1, 2007, the Company entered into employment agreements with each of its senior vice presidents, including executive officers H. Don Brown, Andrea J. Holko and Dean C. Howell. The initial terms of the agreements will end on February 28, 2009 with a one year automatic extension unless either party gives at least three months written notice prior to the end of the initial term. Under the agreements the Company may terminate each executive’s employment for death, for Cause or for Inability to Perform (as such terms are defined in the agreements). Upon giving the executive a Notice of Termination setting a termination date no earlier than three months after the date such notice is given, the Company may also terminate his or her employment without cause. If the executive dies the Company will pay any accrued and unpaid salary to the executive’s designated beneficiary. If the Company terminates the executive’s employment for Cause or for Inability to Perform, the Company will have no liability for further payments other than payment of any accrued and unpaid base salary through the date specified in the notice of termination. If the Company terminates the executive’s employment for any reason other than death, Inability to Perform or Cause, the Company will continue to pay his or her base salary and matching contributions for his or her group health insurance for 12 months following the end of the executive’s employment, provided he or she signs a general release agreement.

If, in the Company’s reasonable judgment, the executive violates any obligations of confidentiality, non-competition, non-solicitation or non-disparagement after the executive’s employment is terminated, the Company’s obligation to make monthly payments under his or her agreement will end. In addition, the Company may suspend such payments if he or she is arrested or indicted for any felony or similar criminal offense, or he or she violates any federal or state securities laws, or a civil enforcement action is brought against him or her by a regulatory agency for actions or omissions related to his or her employment with the Company, or if the Company reasonably believes he or she has committed an act or omission that would have entitled the Company to terminate his or her employment for Cause. If the executive is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he or she committed such an act or omission, the Company will stop making monthly payments under his or her agreement and require him or her to repay any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that he or she has not committed such an act or omission, the Company will pay him or her any monthly payments that were suspended, with interest, and continue to make all remaining payments. Following a Corporate Change (as defined in the agreements) with less than one year remaining under the agreement, the term of the agreement will automatically extend through the first anniversary of the date of the Corporate Change.

The annual base salaries of each of H. Don Brown, Andrea J. Holko and Dean C. Howell are currently as follows: $205,000 for H. Don Brown; $245,000 for Andrea J. Holko and $212,000 for Dean C. Howell.

Effects of the Offer and the Merger under Company Equity Incentive Plans and Agreements between Intervoice and its Directors and Executive Officers.

Options and Restricted Stock Units. Pursuant to the Merger Agreement, prior to the Effective Time (as defined in the Merger Agreement), the Board (or, if appropriate, any committee administering the Intervoice equity incentive plans) shall take or cause to be taken such actions as are required to cause (i) the Intervoice equity incentive plans to terminate as of the Effective Time, without prejudice to the holders of Intervoice stock options and Intervoice restricted stock units, and (ii) the provisions in any other Intervoice benefit plan providing for the issuance, transfer or grant of any capital stock of Intervoice or any interest in respect of any capital stock of Intervoice to be deleted as of the Effective Time.

In addition, pursuant to the Merger Agreement, the Company is required to use its reasonable best efforts to cause each holder of outstanding options and restricted stock units (“RSUs”) granted under the plans, whether vested or unvested, to cancel those options and RSUs that are outstanding as of the Effective Time in exchange for the right to receive a cash payment. For options, the cash payment will equal (1) the excess of $8.25 over the per share exercise price of the option, multiplied by (2) the number of shares of Common Stock covered by the option, less any applicable withholding tax. For RSUs, the cash payment will equal $8.25, multiplied by the number of units covered by the RSU, less any applicable withholding tax.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 16 Matters. As contemplated by the Merger Agreement, on July 15, 2008, the Board took action to cause any dispositions of Common Stock or options resulting from the Merger by each officer and director who is subject to the reporting requirements under Section 16(a) of the Exchange Act to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance. Pursuant to the Merger Agreement, Offeror will merge with and into Intervoice, with Intervoice being the surviving corporation (the “Surviving Corporation”). Convergys will cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Intervoice and its subsidiaries as provided in the Intervoice articles of incorporation, the Intervoice bylaws, the organization documents of any subsidiary or any written indemnification contract between such directors or officers and Intervoice (in each case, as in effect on the date of the Merger Agreement), without further action, as of the Effective Time and such obligations will survive the Merger and will continue in full force and effect in accordance with their terms for a period of six years. In the Merger Agreement, Convergys also has agreed that it will maintain in effect, for a period of six years after the Effective Time, Intervoice’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered under such policies as of the Effective Time, on terms no less favorable than those to such persons of such policy in effect as of the date of the Merger Agreement.

Representation on the Board. The Merger Agreement sets forth certain agreements between Intervoice, Convergys and Offeror regarding the election or appointment of directors to the Board concurrently with the purchase and payment for Shares pursuant to the Offer as a result of which Convergys and Offeror will own beneficially at least two-thirds of the then outstanding Shares on a fully diluted basis. The summary of these agreements is contained in Section 11(b) of the Offer to Purchase, which was mailed to shareholders on or about August 1, 2008 and filed as Exhibit (a)(1)(i) to the Schedule TO, and is incorporated into this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by Intervoice and has been filed as Exhibit (e)(1) to this Statement and is incorporated into this Statement by reference.

(b)	Agreements with Convergys and Offeror

Merger Agreement. The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction, Sections 11 and 14 of the Offer to Purchase, which was mailed to shareholders on or about August 1, 2008, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Convergys, Offeror and each of the Committed Shareholders, who, collectively, beneficially own the Committed Shares, have entered into the Tender and Voting Agreements, pursuant to which each Committed Shareholder has agreed, among other things, (i) to tender in the Offer the Committed Shares now owned or which may hereafter be acquired by such Committed Shareholder and (ii) to appoint Convergys and Offeror, or any nominee of Convergys and Offeror, as his proxy to vote the Committed Shares in connection with the Merger Agreement and with respect to certain questions put to the shareholders of Intervoice, in each case, in accordance with the terms and conditions of the Tender and Voting Agreements.

Confidentiality Agreement. Intervoice and Convergys entered into a Confidentiality and Non-Disclosure Agreement dated May 18, 2007 and amended on January 8, 2008 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Intervoice and Convergys agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between Convergys and Intervoice. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

On July 15, 2008, the Board unanimously (i) approved the Merger Agreement and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of Intervoice and the shareholders of Intervoice, (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the shareholders of Intervoice accept the Offer and tender their Shares in the Offer.

Background of the Transaction

The Board and senior management have periodically reviewed the Company’s strategic position in the voice portal, Internet protocol contact center, mobile messaging and self-service applications markets. In recent years the Board and management have become increasingly concerned about the Company’s relative position in the industry in light of the increasing consolidation of the Company’s financial services and telecommunications customers resulting in fewer customers for the Company’s products and services, increasing consolidation of the Company’s competitors into much larger companies with a broader array of products and substantially greater resources than that of the Company, and the evolution of the Company’s industry from products based on a proprietary architecture to products based on an open standards architecture resulting in increased competition, including increased competition based on price.

On April 11-12, 2007 the Board held a meeting with certain executive officers of the Company present by invitation. During the meeting, the Board engaged in a discussion of the changing competitive environment in the markets served by the Company. In particular, they discussed the implications of recent acquisitions, such as Microsoft’s acquisition of TellMe, Ericsson’s acquisition of Mobeon and others. The Board discussed market consolidation and other potential implications of these recent developments and determined that the Company should formalize a review of its strategic alternatives in light of the changes in its markets. The Board adopted a two-prong approach of managing the Company’s ongoing business plan while at the same time determining whether a strategic transaction would be in the best interest of the Company’s shareholders. Two independent directors, together with senior management, were charged with overseeing the initial review of the Company’s strategic alternatives. The Board instructed management to interview investment bankers the Company could consider engaging to assist with this review and strategy development.

In early April 2007 a representative of Convergys contacted Intervoice to see if a meeting could be set up between the parties in order to explore certain strategic alternatives.

A telephonic meeting of the Board was held on April 24, 2007, with certain executive officers of the Company present by invitation. During the meeting, the Board and management discussed the Company’s continuing initiative to review its strategic alternatives. In particular, they discussed the status of an initiative to interview investment bankers to assist the Company with its strategic initiatives. It was determined that the Company would interview at least three capable investment banking firms to fill this role.

On April 26, 2007, a representative of the Company attended a dinner at which representatives of Convergys were present. At this dinner, the Convergys representatives expressed an interest in exploring the feasibility of a strategic transaction between the Company and Covergys. This meeting was initiated by a representative of Convergys and not a result of the Intervoice Board actions. The meeting closed with each party expressing its interest in continuing the strategic discussion.

Following further discussions among certain executive officers of the Company, and representatives of Convergys, on May 18, 2007, the Company and Convergys entered into a mutual confidentiality agreement to permit them to exchange non-public information in order to evaluate various potential strategic relationships between the companies including a potential acquisition of the Company by Convergys. On May 22, 2007, a management meeting was held in Dallas, Texas and Intervoice management presented a company overview to the Convergys participants. Attending this meeting were certain executive officers of the Company and representatives of Convergys.

A telephone call between a representative of the Company and representatives of Convergys occurred on May 24, 2007. During that call, the participants discussed possible alternative transactions between the Company and Convergys.

The Company’s review of strategic alternatives was delayed and reexamined as a result of a proxy contest, a change in accountants, a review of certain initiatives and the assimilation of new Board members, which collectively delayed the process for approximately 90 days.

On May 30, 2007, David W. Brandenburg (at that time an independent investor and the former Chief Executive Officer and Chairman of the Board of the Company) publicly announced that he would be soliciting proxies to elect an alternative slate of seven proposed directors to completely replace the incumbent Board. On this date, a representative of the Company spoke with a representative of Convergys to convey that the Board and management would be focusing their attention on the proxy contest and not a possible strategic transaction over the near term. Following various proxy filings with the SEC by Mr. Brandenburg and the Company, Mr. Brandenburg and the Company settled the proxy contest on an amicable basis on June 22, 2007 by entering into the Board Representation and Governance Agreement, which provided, among other things, for Saj-nicole A. Joni, Joseph J. Pietropaolo and Jack P. Reily to resign as directors to facilitate the settlement and for Mr. Brandenburg, Daniel D. Hammond (later replaced by Michael J. Willner) and Timothy W. Harris to fill the three vacancies created by the departing directors.

On July 17, 2007, Ernst & Young LLP resigned as the Company’s independent registered public accounting firm. The Company’s Audit Committee, with assistance from the Company’s management, engaged in an extensive process of interviewing public accounting firms and on August 23, 2007 appointed Grant Thornton LLP as the Company’s independent registered public accounting firm for fiscal 2008. Thereafter, the Company’s management and accounting department engaged in the time consuming process of providing the new auditors with information required to complete their quarterly review for the fiscal quarter ended August 31, 2008 and permit the Company to timely file its Form 10-Q.

As a part of the settlement with Mr. Brandenburg, the Company had also undertaken in the Board Representation and Governance Agreement to review certain initiatives to better position the Company, including to review possible reductions in selling, general and administrative expenses; to consider expansion of the sales force; to evaluate the strategic direction of the Company’s products and services; to explore the feasibility of monetizing the Company’s patent portfolio; and to review performance-based compensation. While exploring these initiatives, the Company resumed limited activities directed at a possible strategic transaction, but the proxy contest, the change in accountants, the review of certain initiatives and the assimilation of new Board members collectively resulted in a reexamination and delay in the review of strategic alternatives.

Prior to the proxy contest, on May 15, 18 and 24, 2007, certain executive officers of the Company interviewed three investment banking firms to serve as the Company’s financial advisor, including representatives of Goldman, Sachs & Co. (“Goldman Sachs”). Each of these investment banking firms thereafter made a subsequent presentation, with representatives of Goldman Sachs meeting with certain executive officers of the Company on June 8, 2007 and representatives of the other two firms meeting with certain executive officers of the Company on June 12 and June 13, 2007.

On June 6, 2007 certain executive officers of the Company traveled to Convergys’ headquarters in Cincinnati, Ohio to meet with the Convergys management team. During these meetings, each party gave high-level overviews of their respective companies to the other party. The meeting ended positively and highlighted the potential strength of a merger. It was further conveyed to the Convergys management team that Company management could not devote substantial efforts to a review of strategic alternatives until the Board proxy contest was resolved.

On June 29, 2007 a representative of the Company emailed a representative of Convergys in order to update Convergys on the settlement of the proxy contest and the status of the new Board. On the same date the Company also received a non-binding letter of intent from Convergys to purchase all of the outstanding shares of the Company for a price of $9.50 per share subject to certain conditions, including further due diligence. The proposed price offered a premium of approximately 14% over the $8.33 closing price of the Company’s stock on June 29, 2007.

At a meeting of the Board held on July 1, 2007, with certain executive officers of the Company and a representative of Fulbright & Jaworski L.L.P. (“Fulbright”) present by invitation, the Board and the executive officers discussed the very preliminary discussions that had taken place with Convergys regarding a possible business combination. It was reported that on June 29, 2007 the Company had received a non-binding letter of intent from Convergys suggesting a price of $9.50 per share. In reviewing the price suggested by Convergys, the Board considered the premium to the current market price, other strategic alternatives that might be available to the Company, the fact that other potential acquirors had not been contacted and the possibility that another company might be willing to pay a higher price. After discussion, the Board concluded that the proposed consideration was inadequate. The Board also discussed the proposed engagement of an investment banker to advise the Company on various strategic alternatives, including launching a managed process to solicit interest from potential acquirors of the Company. An executive officer of the Company discussed the interviews with three investment banking firms and after discussion, the Board authorized certain executive officers of the Company to engage Goldman Sachs in contemplation of such firm becoming the Company’s financial advisor.

On July 24, 2007 the Company entered into a limited engagement letter with Goldman Sachs to help the Board analyze the current Company situation and alternative strategies.

A meeting of the Board was held on July 23-24, 2007 (present by invitation were certain executive officers of the Company and representatives of Goldman Sachs). At the meeting, representatives of Goldman Sachs gave a preliminary presentation concerning the Company’s potential strategic alternatives. In addition, the representatives of Goldman Sachs discussed possible acquirors, process considerations and valuation considerations. The Board and the Goldman Sachs representatives discussed the preliminary presentation and the various strategic alternatives. After the Goldman Sachs representatives departed the meeting, further discussion of the Company’s various strategic alternatives occurred. The Board determined not to expand its engagement of Goldman Sachs at that time, but to continue to review strategic alternatives available to the Company in light of prevailing business and market conditions.

Between July 24-26, 2007, the management teams of Intervoice and Convergys had several telephonic meetings and resolved that due to other activities at Intervoice, further discussions would have to be placed on hold due to the diversion of Board and management time to resolution of the proxy contest, changing accountants, considering new initiatives and assimilating three new Board members.

On July 25, 2007, at the request of the Board, a representative of the Company met with the Chief Executive Officer of Company A, a potential strategic buyer, to ascertain whether it had any interest in exploring a possible business combination with the Company. This meeting was initiated by Company A and resulted in a mutual understanding to stay in touch regarding the Company’s interest to engage in an expanded review of strategic alternatives. The intent of this decision was to have Company A officially participate in any managed process the Board decided to initiate.

Following the appointment of Grant Thornton as the Company’s new audit firm, the Board met telephonically on August 16, 2007 with certain executive officers of the Company present by invitation. The Board directed management to negotiate and enter into an agreement to engage Goldman Sachs as the

Company’s financial advisor after a discussion regarding the need to retain an investment banker for such purpose, particularly due to recent industry consolidation and the potential need to respond on short notice to an unsolicited offer to acquire the Company. Goldman Sachs was selected as the Company’s financial advisor because it had what the Board perceived to be a good relationship with those companies most likely to be potential acquirors and due to its expertise with respect to technology companies.

On August 28, 2007 the Company executed a more expansive engagement letter with Goldman Sachs to serve as the Company’s financial advisor in connection with its analysis of the strategic alternatives available to the Company.

At a telephonic meeting of the Board on September 13, 2007 with certain executive officers of the Company present by invitation, a discussion of strategic alternatives was held, and the Board directed management to work with Goldman Sachs to take appropriate action to pursue and accomplish their exploration of strategic alternatives and to report back to the Board their collective evaluation. More specifically, the Board authorized management and Goldman Sachs to commence the process to actively solicit interest from companies and develop the list of companies to solicit and the order in which to solicit such interest. The Board also directed management in consultation with Goldman Sachs to help evaluate any interest expressed by any parties in a strategic transaction.

On June 5, 2007, June 11, 2007 and September 18, 2007 management interviewed three Texas-based international law firms with extensive merger and acquisition practices, including the Company’s regular corporate and securities law counsel, Fulbright. Following the Company’s interview with Fulbright on September 18, 2007, the Company determined that if the Board decided to pursue an acquisition opportunity it would engage Fulbright due to its expertise in mergers and acquisitions and its institutional familiarity with the Company.

On October 2, 2007, the Company entered into a confidentiality agreement with Company A. Two days later, certain executive officers of the Company (with representatives from Goldman Sachs in attendance) made a presentation to the management of Company A. The meeting resulted in continued interest from Company A to conduct further analysis in the areas of legal, financial and research and development within the Company.

On October 12, 2007, the Company entered into a confidentiality agreement with Company B, another potential strategic buyer. Thereafter, on October 23, 2007 certain executive officers of the Company (with representatives from Goldman Sachs in attendance) made a presentation to Company B. The Company believed that the meeting went very well and that this prospective buyer could have been a good long term partner for the Company.

On October 16, 2007 the Board held a meeting with certain executive officers of the Company, and a representative of Goldman Sachs present by invitation. Goldman Sachs updated the Board on the status of the initiative by the firm and the Company’s management, on behalf of the Board, to solicit interest from certain strategic parties concerning a possible acquisition of the Company. In addition, the Goldman Sachs representative reviewed the current market conditions for mergers and acquisitions and the financial terms of certain recent acquisitions.

On October 23, 2007, the Company entered into a confidentiality agreement with Company C, a potential strategic buyer. Certain executive officers of the Company (with representatives from Goldman Sachs in attendance) made a management presentation to Company C on October 26, 2007.

On October 27, 2007 a representative of the Company emailed a representative of Convergys to re-engage Convergys in discussions regarding a potential business combination.

The Company held two meetings with a potential strategic buyer, Company D, on November 1 and 13, 2007, at which certain executive officers of the Company made a presentation to Company D. This potential buyer remained actively engaged in discussions with the Company until the March 2008 time frame.

On November 2, 2007 the Company sent letters to Company A, Company B, Company C and Convergys, asking for each company to submit a bid if it were interested in a potential transaction with the Company. These were the only companies that had indicated to Goldman Sachs their interest in continuing with the process.

On November 20, 2007, following the passing of the deadline for interested companies to submit bids, the Board held a telephonic meeting with certain executive officers of the Company and representatives from Goldman Sachs, who were present by invitation. Representatives of Goldman Sachs reviewed a list of the companies contacted by Goldman Sachs who had expressed interest and discussed the feasibility of proceeding with the process. Since Goldman Sachs had requested bids from every company that expressed any interest in making a bid, and received no bids in response, the Board concluded that it was in the best interests of the Company to wait until future developments warranted additional review. While no prospective company submitted an official bid for the Company, Companies A and D continued to request information and remained interactive with the Company’s management.

On November 30, 2007, Convergys delivered to the Company a revised non-binding letter of intent to purchase all of the outstanding shares of Intervoice at a price between $10.50 to $11.50 per share, subject to certain conditions including further due diligence. The proposed price was an approximately 7% to 18% premium over the $9.78 closing price of the Company’s stock on November 30, 2007. The Company reviewed and made minor comments to the non-binding letter of intent without accepting the proposed price.

On December 20, 2007, Convergys delivered to the Company a non-binding letter of intent to purchase all of the outstanding shares of Intervoice for a price between $10.50 to $11.50 per share, subject to certain conditions including further due diligence. The proposed price was an approximate 24% to 36% premium over the $8.33 closing price of Intervoice’s stock on December 20, 2007.

Following receipt of the December 20, 2007 non-binding letter of intent from Convergys, the Board held a telephonic meeting on that date (with certain executive officers of the Company also in attendance). The Board engaged in a discussion regarding the non-binding letter of intent and recent discussions with Convergys concerning a potential acquisition. The Board also reviewed the recent discussions with certain other third parties. Following a discussion, the Board directed management to acknowledge receipt of the letter but not to respond to its terms and conditions. The Board further directed management to continue to review the non-binding letter of intent with Goldman Sachs and Fulbright and to recommend a response to the Board for its consideration. At that point in time, price was the main issue the Board had with the non-binding letter of intent.

After the Board meeting held on December 20, 2007, a representative of the Company spoke with a representative of Convergys to acknowledge receipt of the non-binding letter of intent and to convey that at that point in time, price was the main issue the Board had with the non-binding letter of intent. In connection therewith, the representative of the Company advised Convergys that the Company desired to eliminate the price range and focus on a specific value that can be validated during due diligence.

On December 26, 2007, a representative of the Company contacted the Chief Executive Officer of Company A to ascertain whether it had continued interest in completing a potential transaction with the Company. The Company A CEO suggested they were focused on another transaction but would like to re-engage with the Company in 2008.

A telephonic meeting of the Board was held on January 5, 2008, with certain executive officers of the Company and representatives from Goldman Sachs present by invitation. During the meeting, a discussion was held regarding the proposed non-binding letter of intent submitted by Convergys on December 20, 2007, after which time the Board authorized management to execute such letter of intent. The Company had attempted but failed to convince Convergys to raise its price. In addition, since the December 20, 2007 date of the Convergys letter of intent, the Company’s stock price had fallen by 12%, closing at $7.31 on January 4, 2008. In addition, the Board authorized the Company’s executive management and professionals, with oversight by

Mr. Brandenburg, to facilitate the transaction process and negotiate terms and conditions of a definitive acquisition agreement between the Company and any third parties, including Convergys, subject to review and ultimate approval or disapproval by the Board.

On January 8, 2008, a representative of the Company spoke with representatives of Convergys and informed the representatives from Convergys that the Company was in discussions with two other companies, and agreed to let Convergys move forward in the evaluation process. Following this call, the Company’s confidentiality agreement with Convergys was amended.

During December 2007, and January 2008 the Company provided due diligence materials into an electronic data room that was launched on January 10, 2008.

On January 18, 2008, certain executive officers of the Company and representatives of Goldman Sachs met with representatives of Convergys to provide a management presentation to, and engage in discussions with, Convergys regarding a potential strategic transaction involving the sale of the Company to Convergys. Following this meeting, Goldman Sachs sent Convergys an initial draft of the Merger Agreement, which was provided to Goldman Sachs by Fulbright on January 15, 2008, and Convergys conducted extensive and customary due diligence, including due diligence on the Company’s financial statements and operations.

At a regularly scheduled meeting of the Board on January 23-24, 2008 (with certain executive officers of the Company also in attendance), representatives of Goldman Sachs and management discussed the current status of discussions and associated due diligence activities between the Company and Convergys as well as other third parties. The Board considered other alternatives if a sale of the Company would not create sufficient value for the Company’s shareholders, including a possible repurchase of stock under a previously approved or new stock repurchase program, but concluded for the present time to authorize Goldman Sachs to make further inquiries of Convergys and the other active participants in the process.

Between January 18, 2008, and February 1, 2008, the management teams of Intervoice and Convergys met several times both in Dallas, Texas and also telephonically to discuss due diligence issues relating to, among other things, Intervoice’s product line, research and development practices, sales and marketing practices, and financial situation. They also discussed potential revenue synergies that may arise from the possible acquisition by Convergys and Convergys’ valuation of those synergies.

On February 17, 2008, the Company and Convergys discussed differing valuations of potential synergies between the two companies.

On February 25, 2008 representatives of Convergys traveled to Dallas, Texas and delivered two alternative non-binding letters of intent to purchase all of the outstanding shares of the Company for a price of $9.50 per share under one letter and $9.00 per share under the other letter (the difference in price being based on different assumptions). The two proposed prices were an approximately 35% premium and a 27% premium, respectively, over the $7.06 closing price of the Company’s stock on February 25, 2008. At the meeting, Intervoice indicated to Convergys that it was unlikely that the terms outlined in the Convergys letters of intent would be acceptable. Both proposals were subject to the completion of additional due diligence and other pre-closing conditions.

A telephonic meeting of the Board was held on February 26, 2008, with certain executive officers of the Company and representatives of Goldman Sachs present by invitation. The Board discussed the new non-binding letters of intent dated February 25, 2008 submitted by Convergys with respect to an acquisition of the Company’s outstanding common stock. The Board discussed the terms of the non-binding letters of intent, including the reduction of the suggested purchase price to $9.00 to $9.50 per share as compared to the $10.50 to $11.50 per share suggested in the December 20, 2007 letter of intent. The Board considered the reduction to the prior offer price by Convergys and concluded that the price and conditional terms in the proposed non-binding letters of intent were not in the best interest of the Company’s shareholders. The Board, management and the Goldman

Sachs representatives then discussed potential interest from another prospective buyer, Company F, a private equity firm, and directed management to facilitate Company F’s due diligence review of the Company.

In March 2008, Mr. Brandenburg telephoned the Chief Executive Officer of Company E, a potential strategic buyer with which the Company had previous dealings. On March 4, 2008, the Company entered into a confidentiality agreement with Company E. A presentation regarding the Company was made on March 20, 2008 to Company E by management (with representatives from Goldman Sachs in attendance). Following such meeting, Company E advised the Company that it would evaluate whether an acquisition of the Company was within Company E’s current strategy.

On April 11, 2008, the Board held a telephonic meeting with certain executive officers of the Company present by invitation. The Board engaged in a discussion regarding the status of the Company’s initiative to solicit and respond to interest from strategic parties that might be interested in acquiring the Company.

On April 17, 2008, certain executive officers of the Company made a management presentation to Company F considered a prospective purchaser. Company F contacted a representative of the Company and renewed a relationship that had started several years ago. The discussion led to its interest in exploring an acquisition of Intervoice. The initial meeting ended with both companies being interested in pursuing the opportunity further.

The Company received a non-binding indication of interest dated April 23, 2008 from Company F, which provided for, among other things, a purchase price of $9.50 to $10.00 per outstanding share, with the price range stated in the letter being based in part on material assumptions and subject to the completion of due diligence and a financing contingency. The closing price of the Company’s stock on April 23, 2008 was $6.72.

At a regularly scheduled meeting of the Board on April 23-24, 2008 (with certain executive officers of the Company in attendance), the Board analyzed the status of discussions with certain strategic parties as well as the non-binding indication of interest received from Company F.

In mid-April 2008, a representative of the Company reengaged Convergys in discussions regarding the potential acquisition of Intervoice by Convergys. On April 28, 2008 a representative of the Company sent Convergys proposed revisions to the February 25, 2008 non-binding letter of intent for its review and agreement.

On May 6, 2008, the Board held a telephonic meeting with certain executive officers of the Company in attendance. Representatives from Goldman Sachs joined the meeting to provide an update on market conditions for mergers and acquisitions, including discussion of the current market for acquisitions by private equity firms and the current challenges such firms face in securing adequate debt financing in the credit markets. The Board acknowledged these market conditions and approved management’s further engagement with Company F.

On May 6, 2008, the Company entered into a confidentiality agreement with Company F. Certain executive officers of the Company (with representatives of Goldman Sachs in attendance) met again with Company F on May 7, 2008 to provide it with non-public information. On May 20, 2008, certain executive officers of the Company met with representatives of Company F at the Company’s offices generally to discuss the due diligence review of the Company. On May 28, 2008, certain executive officers of the Company met with Company F to provide an overview of the Company to its principals. The Company continued to see potential in the Company F proposal but encouraged it to expedite its process as the Company wanted to make a final decision on the process within 30 days.

At a telephonic meeting on May 29, 2008 (with certain executive officers of the Company also in attendance), the Board discussed strategic matters, including an update on the current status of discussions with Company F, and the status of potential or continuing discussions with certain strategic parties, including Convergys and Company A. In light of the discussions with these various parties, the Board determined to form a Special Committee of the Board to evaluate and make recommendations concerning any potential sale, merger or other business combination involving the Company with a strategic, private equity or other potential buyer. Mr. Brandenburg and Mr. Montry were appointed as the Special Committee, and management was instructed to work with the Special Committee to make a final recommendation to the Board.

In May 2008, a Board member telephoned Company F to ascertain whether its non-binding indication of interest at $9.50 to $10.00 per share remained in place now that such private equity firm had completed its due diligence. Company F did not indicate any proposed change in value at that time.

On June 4, 2008, a telephonic meeting of the Special Committee was held with certain executive officers of the Company present by invitation. The Special Committee discussed a conference call completed prior to the meeting among the directors and certain executive officers of the Company, a representative from Goldman Sachs and representatives from Company F. Company F had reduced the price at which it would be interested in acquiring the Company to $8.50 per share, contingent upon, among other things, certain additional due diligence and acceptable financing. The Company was also concerned that Company F was a private equity firm that might encounter difficulties in obtaining financing given the status of the credit markets. Following this discussion, the Special Committee was updated on recent discussions with certain strategic parties, including Convergys and Company A. On this date the Company’s stock closed at $6.56.

Throughout June 2008, a representative of the Company had numerous phone calls with representatives of Convergys to discuss Convergys’ intent to make a new bid for all of the outstanding shares of the Company given the downturn in the stock market and the Company’s current business conditions. Over this same time period, Company F continued to make requests for additional information from the Company.

On June 9, 2008, the Special Committee conducted a telephonic meeting with certain executive officers of the Company and representatives of Goldman Sachs also in attendance. The meeting included an update on discussions with Company F and a review by Goldman Sachs of the Company’s process to date, the current status of the capital markets, the economy and merger and acquisition activity in the technology sector and the financial analyses performed by it with respect to the Company.

A telephonic meeting of the Board was held on June 10, 2008 (with certain executive officers of the Company and a representative of Fulbright joining). During the meeting, the Board increased the number of directors to eight, with James A. Milton, the Company’s President and Chief Operating Officer, being appointed to fill the newly-created position on the Board. The Board also discussed the status of the various strategic alternatives available to the Company, along with the continued meetings and discussions with Company F.

On June 17, 2008, the Company received a preliminary, non-binding proposal to acquire all of the Company’s issued and outstanding common stock from Company A, which stated a price range of $8.50 to $8.75 in cash, subject to the completion of due diligence. The closing price of the Company’s stock was $6.34 on that date.

On June 17, 2008, the Special Committee conducted a meeting with certain executive officers of the Company and representatives of Goldman Sachs and Fulbright in attendance. Goldman Sachs presented its preliminary analysis of the strategic alternatives available to the Company and various financial analyses with respect to the Company. After those management members who were not directors had excused themselves from the meeting, the Company’s Special Committee authorized the Company’s representatives to proceed in negotiations with Company F based on the proposed $8.50 per share price and also authorized such representatives to ascertain whether Convergys or Company A would increase their level of interest (from a price perspective) or whether another potential strategic buyer would have any interest in a business combination with the Company.

The Board conducted a telephonic meeting on June 20, 2008 at which a representative of the Company and representatives of Goldman Sachs and Fulbright participated. The Board was advised that the Special Committee had unanimously authorized representatives of the Company to proceed in negotiations with Company F based on the proposed $8.50 per share price while at the same time exploring alternatives with other possible strategic buyers. Thereafter, Goldman Sachs reviewed the sale process. Goldman Sachs indicated that it had initially contacted 23 prospective purchasers; seven prospective purchasers had attended management presentations; and three prospective purchasers (Convergys, Company F and Company A) had submitted preliminary bids. Goldman Sachs then reviewed for the Board the financial analyses performed by it with respect to the Company. Following extensive discussion, the Board approved the Special Committee’s recommendation to negotiate with Company F based on the proposed $8.50 per share price while at the same time authorizing the Company’s representatives to ascertain whether Convergys or Company A would increase its level of interest (from a price perspective) or whether another strategic party might have an interest in a business combination with the Company.

The Company (with representatives of Goldman Sachs in attendance) held extensive due diligence meetings with Company F on June 24-26, 2008.

On July 1, 2008, Convergys sent Intervoice a non-binding letter of intent to purchase all of the outstanding shares for a price of $8.25 per share subject to certain conditions including further confirmatory due diligence in certain areas. The proposed price was a 46% premium over the $5.65 closing price of Intervoice’s stock on July 1, 2008. Convergys, as had been suggested by Intervoice in a draft of the Merger Agreement, proposed that the transaction be structured as a cash tender offer, followed by a second-step merger. Completion of the transaction would be subject only to customary conditions, including antitrust approvals, but was not subject to a financing contingency. Subsequently, Convergys commenced an abbreviated due diligence process.

On July 1, 2008 the Special Committee met (with certain executive officers of the Company also in attendance). The Special Committee discussed the Company F due diligence status and Company F’s failure to secure financing commitments. The Special Committee also noted that, with respect to Company A, other business commitments were believed to be hindering its efforts to perform the due diligence necessary to proceed with a transaction. The Special Committee also noted the non-binding letter of intent received from Convergys to acquire the Company for $8.25 per share was for cash with no financing contingency. The Special Committee recommended that the Board authorize management to execute the non-binding letter of intent with Convergys. With the concurrence of the Board and Special Committee, the Company modified the proposed non-binding letter of intent with conditions more acceptable to the Company.

A telephonic meeting of the Board was held on July 1, 2008 with certain executive officers of the Company and a representative of Fulbright in attendance. The meeting commenced with a discussion concerning the current status of discussions with Company F and Company A, including Company F’s progress on completing due diligence and attempts to secure financing commitments and Company A’s business commitments that the Company believed were hindering Company A’s efforts to perform due diligence. The Board then reviewed the non-binding letter of intent from Convergys, noting that under its terms, Convergys would offer to purchase the Company at $8.25 per share in cash without a financing contingency. The Special Committee explained that it recommended that the Company sign the non-binding letter of intent even though the offer was $0.25 per share lower than the price proposed by Company F because the Convergys proposal was not subject to financing contingencies and Convergys was in a better position to expeditiously negotiate and, subject to Board approval, enter into a mutually acceptable definitive agreement. In particular, the Special Committee and the Board were concerned that, since Convergys and the Company had been in intermittent discussions since April 2007, the Company might permanently lose its opportunity to effect a business combination with Convergys if further delays were to occur. Both the Special Committee and Board, at their respective meetings, authorized management to proceed based on the proposed non-binding letter of intent with Convergys, with certain changes discussed with the Special Committee, and to continue to facilitate a review of the Company by Company A and Company F.

Following the July 1, 2008 Board meeting, management and Convergys commenced an expedited due diligence process.

On July 5, 2008, Convergys sent Intervoice comments to the draft Merger Agreement.

From July 7 through July 9, 2008, representatives of Fulbright and Goldman Sachs discussed with management of the Company the proposed Merger Agreement and related negotiations.

A telephonic meeting of the Special Committee of the Board was held on July 9, 2008 with certain executive officers of the Company and representatives of Fulbright in attendance. Representatives of Fulbright reviewed certain legal matters with the Special Committee. Following a discussion, the Special Committee authorized the Company’s management and professionals to deliver the revised draft of the Merger Agreement to Convergys.

From July 10 to July 14, 2008 representatives from the Company, Convergys and their respective outside financial and legal advisors, had frequent discussions and negotiations regarding the Merger Agreement. On July 10 and 11, 2008, the Company’s management held multiple telephone conferences with one or both members of the Special Committee.

The Special Committee held a telephonic meeting on July 12, 2008 to discuss the status of the proposed transaction with certain executive officers of the Company and representatives of Goldman Sachs and Fulbright in attendance. Representatives of Fulbright and management discussed with the Committee the remaining issues under discussion with Convergys.

The Special Committee again met on July 13, 2008 with certain executive officers of the Company and Fulbright in attendance. The Special Committee was advised that management and representatives of Fulbright and Goldman Sachs had continued to negotiate certain provisions of the Merger Agreement. The Committee also discussed the status of its negotiations with Company F, but concluded that Company F was substantially behind Convergys in the transaction process and did not have its financing arranged.

Both the Special Committee and the Board met at the Company’s offices on July 15, 2008. Certain executive officers of the Company and representatives of Goldman Sachs and Fulbright were in attendance at both meetings. The Special Committee, the Board and management again assessed the feasibility of the Company continuing as a stand alone company rather than entering into a strategic business combination, but concluded that the Company’s relative narrow product focus, its lack of scale, industry consolidation among the Company’s competitors and other factors had caused the Company’s stand alone alternative to have become even more challenging over the preceding year. Management further discussed how the markets had changed over the past few years. These changes required the Company to transition itself to a software and services company utilizing industry standards and open system architecture in their product designs. With this transition more focus was placed on the services/application side of the business which put great pressure on the Company’s gross margins and operating income. Further, during this time the competitive markets had consolidated, forcing the Company to compete with larger companies who have greater reach and scale than the Company. These larger competitors and other competitors threatened to erode the Company’s market share and installed base. In addition, the evolution of the Company’s industry from products based on a proprietary architecture to products based on an open standards architecture had resulted in increased competition, including competition based on price. In addition to the business issues, management also referenced the lengthy process it had conducted to find a suitable partner for the business going forward. While there was substantial interest from prospective purchasers in meeting with the Company, only three companies actually came forward with non-binding bid proposals, each of which contained contingencies. There was no assurance that either of the other two prospective purchasers would ever be prepared and willing to acquire the Company. Following discussion, all three of the Company’s most senior executives recommended that the Board accept the Convergys proposal. These recommendations were followed by representatives of Goldman Sachs outlining in detail the process in which the Company had engaged to date in evaluating its strategic alternatives and seeking a prospective purchaser. Representatives of Goldman Sachs then presented to the Board its financial analysis and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 15, 2008, that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the $8.25 per share in cash to be received by the holders of Shares was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex A. Thereafter Fulbright discussed the proposed terms and conditions of the Merger Agreement and various other matters with the Board. Following extensive discussion the Special Committee unanimously approved the terms of the Merger Agreement and recommended that the Board approve the Merger Agreement. Thereafter the Board after an extensive discussion unanimously approved the Merger Agreement.

On July 15, 2008, Convergys and Intervoice delivered a final Merger Agreement and disclosure schedules to Convergys. Intervoice and Convergys exchanged signature pages and the Merger Agreement became binding upon the parties.

On the morning of July 16, 2008, prior to the opening of the market, Convergys and Intervoice issued a joint press release announcing the execution of the Merger Agreement and the material terms of the proposed acquisition of Intervoice by Convergys.

Reasons for the Recommendation of the Board

Special Committee. The Special Committee, composed of two independent members of the Board, with the advice and assistance of other directors, senior management and legal and financial advisors, provided general oversight and guidance on the sale process, evaluated the terms and conditions of the non-binding indications of interest from prospective purchasers and, in particular, they oversaw the negotiations by management of Convergys’ tender offer and subsequent merger proposal, including the terms and conditions of the Merger Agreement. The Special Committee had eight meetings since its formation on May 29, 2008. The Special Committee unanimously determined that the proposed Offer and subsequent Merger with Offeror are advisable and in the best interest of the Company and its shareholders, that it was advisable and in the best interest of the Company and its shareholders to enter into the Merger Agreement with Convergys and Offeror and to consummate the transactions contemplated thereby and recommended that the Board approve and declare advisable such transactions and agreements.

In the course of its deliberations, the Special Committee considered the following substantive factors and potential benefits of the transaction, which the Special Committee believed supported a decision to proceed with the Agreement with Convergys and Offeror:

•	the Special Committee’s belief that the transaction is more favorable to shareholders than the alternative of remaining an independent publicly-owned corporation because of:

•

the uncertain returns to the Company’s shareholders if the Company remains independent (taking into account, in particular, management’s financial projections (after giving effect to estimated potential cost savings) of the future financial performance and earnings of the Company), as well as the risks involved in achieving those returns;

•	recent trends in the industry, as discussed with management and the Company’s financial advisor;

•	the nature of the industry in which the Company competes (including the fact that the Company is sub-scale with less resources than many of its competitors in a consolidating industry);

•	the weak economic outlook likely to negatively impact IT spending, especially in the financial services sector, a key market for the Company; and

•	general industry, market and regulatory conditions, both on an historical and on a prospective basis;

•

the fact that the original proposal by Convergys was on June 29, 2007, more than one year prior to the date of execution of the Merger Agreement, which provided more than sufficient time for the Special

Committee and the Board as a whole to explore the Company’s strategic alternatives and for any such alternatives to be proposed by third parties, particularly because the Company’s representatives solicited alternative proposals and inquiries from a significant number of potential third party buyers during such time period;

•

the Company’s current and historical financial condition and results of operations and the potential value that might result from other alternatives available to the Company, including the potential value of the Company if the Company were to remain an independent publicly-owned company recognizing that the Company’s business, prospects and potential value as an independent corporation are impacted by a number of industry factors, including:

•	the Company’s narrow product focus and lack of scale;

•

the Company’s transition from products based on proprietary architecture to products based on open standards architecture, which has resulted in increased competition, including competition based on price; and

•

recent consolidations in the Company’s industry, including acquisitions of TellMe and Mabeon, causing the Company to have to compete with much larger companies with a broader array of products and substantially greater resources;

•

the belief of the Special Committee, formed after consultation with the Company’s management that, (a) the consideration payable pursuant to the proposed transaction represented, at the time of execution of the Merger Agreement, the highest and best value reasonably available to the Company’s shareholders for their shares and (b) there was a substantial risk of losing the opportunity to enter into a transaction with Convergys;

•

the fact that the consideration of $8.25 in cash per share that the Company’s shareholders will receive represented a premium of approximately 43% over the average closing price per share of the Company’s common stock during the five trading days ending July 11, 2008 and 26% over the closing price per share on July 11, 2008;

•

the financial analyses and opinion of Goldman Sachs delivered orally to the Board on July 15, 2008, which was subsequently confirmed in writing to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $8.25 per share in cash to be received by holders of Shares pursuant to Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated July 15, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached hereto as Annex A and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of Goldman Sachs’ opinion, see the Section titled “Opinion of Intervoice’s Financial Advisor” below;

•

the fact that the Merger Agreement was negotiated by management on behalf of the Company with the advice of the Special Committee and the Company’s financial and legal advisors, together with the support of other directors and senior management of the Company;

•

the financial and other terms and conditions of the Merger Agreement as reviewed by the Special Committee, including the fact that the transaction would not be subject to a financing condition, the Special Committee’s belief that the transaction did not have any significant antitrust risks, as well as the fact that the terms and conditions of the Merger Agreement were the product of arm’s length negotiations between the parties;

•

the fact that the consideration is all cash, providing shareholders certainty of value, so that the transaction allows the Company’s shareholders who participate in the tender offer to receive cash for their investment in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their shares in the tender offer;

•

the fact that the consideration is not subject to a financing condition and the assessment of the Board, formed after consultation with the Company’s management and the Company’s financial advisor, that Convergys has the financial capability to consummate the transaction;

•

the fact that Convergys was ready and able to move forward on the transaction while other potential acquirors were still at least weeks away due to the necessary completion of due diligence and the obtainment of financing and that the other potential acquirors might never be prepared or willing to acquire the Company; and

•	the belief of the Special Committee that the terms and conditions of the Merger Agreement are reasonable, including:

•

the generally limited number and nature of the conditions under which Convergys would not be obligated to close the transaction, including the limited circumstances under which Convergys would not be required to close due to the occurrence of an event that would have a “Material Adverse Effect” (as defined in the Offer to Purchase) on the Company;

•

the Company’s right to terminate the Merger Agreement in order to enter into a superior proposal if submitted by a third party, subject to certain conditions and payment of a termination fee to Convergys;

•

the Board’s ability, prior to the Acceptance Date (as defined in the Merger Agreement), to change its recommendation regarding the advisability of the Offer and the Merger if it concludes in good faith, after receiving the advice of outside legal counsel, that the failure of the Board to make such a change in recommendation would be reasonably likely to be inconsistent with the Company’s directors’ exercise of their fiduciary obligations under applicable law; and

•

the Company’s right to terminate the Agreement prior to the Effective Time in the event of certain material breaches or failures by Convergys or Offeror of their representations, warranties, covenants or agreements set forth in the Merger Agreement.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Offer and subsequent Merger, including the following:

•

the fact that the Company’s officers and employees will have to focus extensively on actions required to complete the proposed transaction, as well as the substantial transaction costs that the Company will incur for the proposed transaction even if it is not consummated;

•

the fact that the Company will no longer exist as an independent company and the Company’s shareholders will be unable to participate in any future earnings growth or receive any benefit from any future increase in the value of the Company;

•	the fact that under the terms of the Merger Agreement:

•

the Company is subject to covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the completion of the Merger to conduct that is in the ordinary and usual course of business in all material respects, as well as various other operational restrictions on the Company and its subsidiaries prior to the completion of the Merger;

•	the Company is prohibited from soliciting other acquisition proposals;

•	the Company is subject to certain restrictions in the Company’s ability to respond to unsolicited acquisition proposals;

•	the Company must pay a termination fee of $14,500,000 in certain circumstances, including to terminate the Merger Agreement to accept a Superior Proposal; and

•	Convergys has certain matching rights with respect to any Superior Proposal the Company receives;

•	the fact that gains arising from the cash consideration will be taxable to the Company’s shareholders for U.S. federal income tax purposes; and

•

the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on the Company’s business, customer relationships and other relationships with third parties.

The foregoing summarizes the material factors considered by the Special Committee in its consideration of the Offer and Merger. After considering these factors, the Special Committee unanimously concluded that the positive factors relating to the Merger Agreement and the transaction outweighed the potential negative factors. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, members of the Special Committee may have assigned different weights to various factors. The Special Committee unanimously approved and recommended the Merger Agreement and the transaction based upon the totality of the information presented to and considered by it.

Board. The Board consists of eight directors, six of whom are non-management members of the Board. The Board established the Special Committee and empowered it to review, evaluate, negotiate and if appropriate, make a recommendation to the Board with respect to the proposal from Convergys and the Company’s other strategic alternatives. The Board, acting upon the unanimous recommendation of the Special Committee, at a meeting described above on July 15, 2008, unanimously determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interest of the Company and its shareholders and approved the Merger Agreement and the transactions contemplated thereby.

In connection with its determinations, the Board considered:

•	the unanimous determinations and recommendation of the Special Committee and adopted such determinations and recommendation in reaching its determinations;

•

the factors considered by the Special Committee, including the positive factors and potential benefits of the transaction and the risks and other potentially negative factors concerning the transaction, as described above;

•

the fact that the consideration and the other terms of the Merger Agreement resulted from negotiations between the Company, with advice from the Special Committee (acting itself and through other Board members, management and its legal and financial advisors) and Convergys, and the Board’s belief that $8.25 per share in cash for each share of the Company’s common stock represented the highest per share consideration that could be negotiated at the time of execution of the Merger Agreement; and

•

its belief that the transaction was more favorable to shareholders than the potential value that might result from other alternatives potentially available to the Company, in each case given the potential rewards, risks and uncertainties associated with those alternatives.

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the transaction. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board considered the Merger Agreement and the transaction based upon the totality of the information presented to and considered by it.

The Board unanimously approved the Merger Agreement and unanimously believes that the Offer and Merger are in the best interests of the Company and its shareholders. Two members of the Board, David W.

Brandenburg and Robert E. Ritchey, entered into separate Tender Offer and Voting Agreements with Convergys. See the section titled “Intent to Tender” below.

Opinion of Intervoice’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of July 15, 2008, and based upon and subject to the factors and assumptions set forth therein, the $8.25 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 15, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Intervoice’s common stock should tender such shares in connection with the Offer or how any holder of Intervoice’s common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Intervoice for the five fiscal years ended February 29, 2008;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Intervoice;

•	certain other communications from Intervoice to its shareholders;

•	certain publicly available research analyst reports for Intervoice; and

•	certain internal financial analyses and forecasts for Intervoice prepared by its management and approved for Goldman Sachs’ use by Intervoice (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Intervoice regarding their assessment of the past and current business operations, financial condition, and future prospects of Intervoice. In addition, Goldman Sachs reviewed the reported price and trading activity for the Intervoice common stock, compared certain financial and stock market information for Intervoice with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology and software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs has assumed with Intervoice’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Intervoice. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Intervoice or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Intervoice or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Intervoice to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Intervoice. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $8.25 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement.

Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Intervoice or Convergys; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Intervoice or Convergys, or class of such persons in connection with the transaction, whether relative to the $8.25 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Intervoice in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 15, 2008, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Intervoice common stock for the two-year period ended July 11, 2008. In addition, Goldman Sachs analyzed the consideration to be received by holders of Intervoice common stock pursuant to the Merger Agreement in relation to the latest 52-week high and low, and the average market prices over the one-week, 30-trading day, 60-trading day, 90-trading day and 180-trading day periods ending July 11, 2008 (the last trading day prior to distribution of the materials).

This analysis indicated that the price per share to be paid to Intervoice shareholders pursuant to the Merger Agreement represented:

•	a premium of 26.1% based on the closing market price of $6.54 per share on July 11, 2008;

•	a premium of 43.1% based on the one-week average market price of $5.77 per share;

•	a premium of 35.5% based on the 30-trading day average market price of $6.09 per share;

•	a premium of 33.6% based on the 60-trading day average market price of $6.17 per share;

•	a premium of 23.1% based on the 90-trading day average market price of $6.70 per share;

•	a premium of 11.4% based on the 180-trading day average market price of $7.41 per share;

•	a discount of 23.8% based on the latest 52-week high market price of $10.82 per share; and

•	a premium of 58.0% based on the latest 52-week low market price of $5.22 per share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Intervoice to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the communications technology industry:

Selected Composite 1 Companies

•	Alcatel-Lucent

•	Cisco Systems, Inc.

•	Nortel Networks, Inc.

Selected Call Center and Customer Care Companies

•	Convergys Corporation

•	Sykes Enterprises, Inc.

•	TeleTech Holdings, Inc.

Selected Voice Messaging and Software Companies

•	Amdocs, Inc.

•	Comverse Technology, Inc.

•	Nuance Communications, Inc.

Although none of the selected companies is directly comparable to Intervoice, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Intervoice.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, IBES median estimates and/or other Non-GAAP Wall Street research estimates. The multiples and ratios of Intervoice were calculated using the offer price of $8.25 per share. The multiples and ratios of Intervoice were based on non-GAAP financial information provided by Intervoice’s management (Management Case) and IBES median estimates and/or other non-GAAP Wall Street research estimates (Street Case). The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated and compared the ratios of:

•	enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated calendar years 2008 and 2009 revenue for Intervoice;

•	enterprise value to the estimated calendar years 2008 and 2009 earnings before interest, taxes and depreciation and amortization, or EBITDA, for Intervoice; and

•	price per share to the estimated calendar years 2008 and 2009 earnings per share, or EPS, for Intervoice.

The results of these analyses are summarized as follows:

	$8.25 Offer Price	Median of Composite 1 Companies	Median of Call Center and Customer Care Companies	Median of VMS Companies
Estimated 2008 Enterprise Value/Revenue	1.3x (Street Case) 1.3x (Management Case)	0.5x	0.7x	1.7x
Estimated 2009 Enterprise Value/Revenue	1.2x (Street Case) 1.2x (Management Case)	0.5x	0.7x	2.5x
Estimated 2008 Enterprise Value/EBITDA	9.0x (Street Case) 7.8x (Management Case)	5.9x	5.6x	14.6x
Estimated 2009 Enterprise Value/EBITDA	7.7x (Street Case) 7.6x (Management Case)	5.4x	4.7x	9.4x
Estimated 2008 Price/EPS	19.5x (Street Case) 18.1x (Management Case)	13.5x	12.0x	16.9x
Estimated 2009 Price/EPS	17.1x (Street Case) 16.4x (Management Case)	8.5x	10.0x	12.2x

Note: Calendar year financials calculated by taking  2/12 of the first fiscal year and  10/12 of the next fiscal year. CY08 figures are calculated using actual Intervoice FY08 results.

Hypothetical Present Value of Future Share Price Analysis. Goldman Sachs performed a hypothetical analysis of the implied present value of the future price per share of Intervoice common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the financial information from the Management Case. Goldman Sachs first calculated the implied values per share of Intervoice common stock as of July 11, 2008, for each of the calendar years 2009 to 2010, by applying price to forward earnings per share multiples of 10.0x to 20.0x to earnings per share of common stock estimates for each of the calendar years 2009 to 2010, and then discounted 2009 and 2010 values back one year and two years, respectively, using a discount rate of 14.6%. Goldman Sachs calculated the implied values per share of Intervoice common stock as of July 11, 2008, for each of the fiscal years 2009 to 2010, by applying estimated operating margins of 10% and 15%, respectively, for each of the fiscal years 2009 and 2010, and estimated revenue growth of 1% and 10%, respectively, for each of the fiscal years 2009 and 2010. This analysis resulted in a range of implied present values of $2.94 to $10.32 per share of common stock.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Intervoice using Intervoice Management Case projections. Goldman Sachs calculated indications of net present value of unlevered free cash flows for Intervoice for the final three quarters of fiscal year 2009 through the end of fiscal year 2013 using discount rates ranging from 13.6% to 16.1%. Goldman Sachs calculated implied prices per share of the Intervoice common stock using illustrative terminal values in the year 2013 based on perpetuity growth rates ranging from 2.5% to 7.5%, which implied terminal value multiples of fiscal year 2014 EBITDA of 4.6x to 8.2x, respectively. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 13.6% to 16.1%. This analysis resulted in a range of illustrative value indications of $4.78 to $8.63 per share of common stock.

Using the Intervoice Management Case projections and a discount rate of 14.6% and perpetuity growth rate of 4.5%, Goldman Sachs performed an illustrative operating statistics sensitivity analysis to determine a range of illustrative per share value indications based on a range of revenue growth rates and earnings before interest and tax (“EBIT”) margins. In performing the illustrative operating statistics sensitivity analysis, Goldman Sachs applied varied forecasted revenue growth rates from 5% to 10% annually for fiscal years 2010 to 2013 and EBIT margins from 10.5% to 15.5% annually over the forecast period for fiscal years 2010 to 2013. This analysis resulted in a range of illustrative value indications of $4.74 to $7.50 per share of common stock.

Selected Transactions Analysis. Goldman Sachs calculated the implied premium paid per share for public target companies in the following transactions in the communications technology and software industry since September 1999 relative to the average market price for such companies for the one week period before announcement of the transactions. The following table sets forth the results of this analysis:

•	May 2005	ScanSoft/Nuance Corporations	89.8%

•	February 2008	West/Genesys SA	49.7%

•	September 2007	Bain Capital & Huawai/3Com Corp. (terminated)	48.0%

•	September 1999	Alcatel/Genesys Telecommunications	40.7%

•	October 2003	Melita (Golden Gate Capital)/Concerto Software	37.3%

•	June 2007	Ericsson Telephone/LHS AG	33.1%

•	April 2007	Infor (Golden Gate Capital)/Workbrain	29.5%

•	June 2007	Silver Lake & TPG/Avaya	28.0%

•	April 2008	Blue Coat Systems/Packeteer	26.8%

•	March 2007	Hellman & Friedman/Kronos	25.5%

•	February 2007	Verint/Witness	20.9%

•	October 2008	Oracle/MetaSolv	20.0%

•	May 2008	THL & Quadrangle/West	18.2%

•	December 2006	Silver Lake & TPG/Sabre Holdings	16.5%

•	May 2007	Oracle/Agile Software	11.7%

•	April 2007	Mitel/Inter-tel	6.3%

•	April 2007	Thoma Cressey Bravo/Embarcadero	4.6%

•	July 2005	Investor Group/Aspect	1.0%

Goldman Sachs noted that $8.25 per share represented a 43% premium to the one-week average market price of $5.77 per share for the Intervoice common stock as of July 11, 2008.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Intervoice or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $8.25 per Share in cash proposed to be received by holders of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Intervoice, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The price to be paid in the Offer and the Merger was determined through arms-length negotiations between Intervoice and Convergys and was approved by the Special Committee and the Board. Goldman Sachs provided advice to Intervoice during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Intervoice or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Intervoice, Convergys and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Intervoice in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. Goldman Sachs also may provide investment banking and other financial services to Intervoice, Convergys and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

Intent to Tender

In connection with the execution of the Merger Agreement, Convergys, Offeror and each of the Committed Shareholders, entered into separate Tender and Voting Agreements, pursuant to which each Committed Shareholder has agreed, among other things, (i) to tender in the Offer the Committed Shares now owned or which may hereafter be acquired by such Committed Shareholder and (ii) to appoint Convergys and Offeror, or any nominee of Convergys and Offeror, as his proxy to vote the Committed Shares in connection with the Merger Agreement and with respect to certain questions put to the shareholders of Intervoice, in each case, in accordance with the terms and conditions of the Tender and Voting Agreements. To the Company’s knowledge, all of the Company’s executive officers and directors currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned, except that Mr. Willner has indicated that he might decide to sell shares in the open market in which case he will tender such shares that he has not sold in the open market prior to the Acceptance Date.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated August 28, 2007, Intervoice engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Intervoice has agreed to pay Goldman Sachs a transaction fee of approximately $4,000,000, a principal portion of which is payable upon consummation of the transaction. In addition, Intervoice has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by Intervoice or any subsidiary of Intervoice or, to the knowledge of Intervoice, by any executive officer, director or affiliate of Intervoice, other than the execution and delivery of the Merger Agreement and the Tender and Voting Agreements. Intervoice has no knowledge as to the transactions of Franklin Resources, Inc., Franklin Templeton Portfolio Advisors, Inc., Charles B. Johnson and Rupert H. Johnson, who own 5.01% of the Shares based on a Schedule 13G dated February 4, 2008.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, Intervoice is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Intervoice’s securities by Intervoice, any subsidiary of Intervoice or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Intervoice or any subsidiary of Intervoice; (3) a purchase, sale or transfer of a material amount of assets of Intervoice or any subsidiary of Intervoice; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Intervoice.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Texas Business Corporation Act

Intervoice is subject to Part Thirteen (the “Business Combination Law”) of the Texas Business Corporation Act (the “TBCA”). In general, the Business Combination Law prevents an “affiliated shareholder” or its affiliates or associates from entering into or engaging in a “business combination” with an “issuing public corporation” during the three-year period immediately following the affiliated shareholder’s acquisition of shares unless: (1) before the date the person became an affiliated shareholder, the board of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder on that date; or (2) not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

For the purposes of the Business Combination Law, an “affiliated shareholder” is defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares. A “business combination” is defined generally to include: (1) mergers or share exchanges; (2) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock representing 10% or more of the earning power or net income of the corporation; (3) certain issuances or transaction by the corporation that would increase the affiliated shareholder’s number of shares of the corporation; (4) certain liquidations or dissolutions; and (5) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation.

An “issuing public corporation” is defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Exchange Act, or any voting shares qualified for trading in a national market system.

In accordance with the provisions of Article 13.03 of the TBCA, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Part Thirteen of the TBCA are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders will have certain rights under Articles 5.12 and 5.13 of the TBCA to dissent and demand the fair value of their Shares (the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day prior to the date on which the shareholders’ vote was taken approving the Merger or similar business combination (excluding any appreciation or depreciation in value in anticipation of the Merger), required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting shareholders would be entitled to receive payment of a fair rate of interest from 91 days after the date of the shareholders’ vote was taken approving the Merger or similar business combination on the amount determined to be the fair value of their Dissenting Shares. A court determining the fair value of the Dissenting Shares may take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

Failure to follow the steps required by Articles 5.12, 5.13 and 5.16 of the TBCA for validly exercising dissenters’ appraisal rights may result in the loss of dissenters’ appraisal rights, in which event a record holder will be entitled to receive the consideration with respect to such holder’s shares in accordance with the Merger. In view of the complexity of Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA, if you are considering dissenting from the Merger and pursuing appraisal rights, you are urged to consult your own legal counsel.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

Shareholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect to their Shares but, rather, will receive the Offer Price.

The foregoing summary of the rights of objecting shareholders under the TBCA does not purport to be a complete statement of the procedures to be followed by shareholders of Intervoice desiring to exercise any available dissenters’ appraisal rights. The foregoing discussion is qualified in its entirety by Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA.

Short-form Merger. Under the TBCA and the Texas Business Organizations Code (the “TBOC”), if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote of Intervoice’s shareholders. If Offeror does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of Intervoice’s shareholders is required under the TBCA or the TBOC, a longer period of time will be required to effect the Merger.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Offeror an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number (but not less than that number) of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Convergys or Offeror at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised, in whole but not in part, at any time on or after the Acceptance Date and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with Article VIII of the Merger Agreement; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no provision of any applicable law and no judgment, injunction, order or decree of any governmental authority shall prohibit or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to any governmental authority in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) upon exercise of the Top-Up Option, the number of Shares owned, directly or indirectly, by Convergys or Offeror constitutes one Share more than 90% of the number of Shares that shall be outstanding immediately after the issuance of the Top-Up Option Shares, (C) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding Company Stock Options or other obligations of the Company, and (D) Offeror has accepted for payment and paid for all Shares validly tendered in the Offer and not validly withdrawn.

Convergys and Offeror understand that the Shares that Offeror may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act, and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Pursuant to the Merger Agreement, (i) Convergys and Offeror represented and warranted to the Company that Offeror is, and will be upon exercise of the Top-Up Option, an “accredited investor” (as defined in Rule 501 of Regulation D promulgated under the Securities Act), and (ii) Offeror agreed that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise thereof are being and will be acquired for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act.

In the event of any change in the number of shares of outstanding Company Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Offeror’s rights under the Top-Up Option, the number of Top-Up Option Shares and the Offer Price shall be adjusted appropriately so as to restore Offeror to its rights under the Merger Agreement with respect to the Top-Up Option.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Regulatory Approvals

United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Offeror has informed Intervoice that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on July 30, 2008. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. Prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Offeror. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Offeror with such request. Thereafter, consummation of the Merger may be legally delayed only by court order. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if Offeror owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Offeror’s proposed acquisition of Intervoice. At any time before or after Offeror’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Intervoice or its subsidiaries or Convergys or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Second Amendment to the Third Amended and Restated Rights Agreement

In connection with the Merger Agreement, the Board adopted and approved a Second Amendment to the Third Amended and Restated Rights Agreement, dated as of May 1, 2001 (the “Rights Agreement”), by and between Intervoice (f/k/a InterVoice-Brite, Inc.) and Computershare Trust Company, N.A., successor rights agent to Computershare Investor Services, LLC (the “Rights Agent”), dated July 15, 2008 (the “Second Amendment”), with the Rights Agent to amend the Rights Agreement. The Second Amendment amends the Rights Agreement so that (a) neither the execution, delivery or performance of the Merger Agreement nor the consummation of the transactions contemplated thereby will (i) cause the Rights to become exercisable, (ii) cause Convergys, Offeror or any of their Affiliates or Associates (as such terms are defined in the Rights Agreement) to become an Acquiring Person (as defined in the Rights Agreement), or (iii) give rise to a Distribution Date, a Flip-In Event, a Flip-In Trigger Date, a Flip-Over Event, or a Share Acquisition Date (as such terms are defined in the Rights Agreement) and (b) following the Effective Time (as defined in the Merger Agreement), the holders of the Rights will no longer be able to exercise the Rights. This summary is qualified in its entirety by reference to the Second Amendment which is filed as Exhibit (e)(5) hereto and incorporated herein by reference.

Amendment No. 2 to the Board Representation and Governance Agreement

On July 15, 2008, the Company and David W. Brandenburg entered into Amendment No. 2 (“Amendment No. 2”) to the Board Representation and Governance Agreement. Amendment No. 2 provides that the “Brandenburg Representation Period” (as defined in the Board Representation and Governance Agreement) will end on the earlier of the Effective Time or the conclusion of the 2008 Annual Meeting of Shareholders. This summary is qualified in its entirety by reference to Amendment No. 2, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Section 14(f) Information Statement

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Convergys, pursuant to the Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

Projected Financial Information

Certain internal financial projections prepared by the Company’s management for fiscal 2009 were made available to Convergys in connection with Convergys’ due diligence review of the Company and to Goldman Sachs in connection with their fairness opinion. These internal financial projections are being provided herein solely because they were provided to Convergys and Goldman Sachs in connection with the proposed Offer and Merger. These financial projections were prepared solely for internal use and the purposes indicated and not with a view toward public disclosure or toward complying with Generally Accepted Accounting Principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. In addition, the enclosed financial projections are “non-GAAP” and were not prepared in accordance with Generally Accepted Accounting Principles. These projections are not included in this document in order to induce any holder of Shares to tender their Shares in the Offer.

The Company’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the Company’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

Other than as indicated below, the financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company by Convergys pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of Convergys’ intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein will not be deemed an admission or representation by the Company or Convergys that they are viewed by the Company or Convergys as material information of the Company, and in fact the Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. The Company does not intend to update or otherwise revise these projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

CERTAIN PROJECTED FINANCIAL INFORMATION

Fiscal Year Ending February 28, 2009

(Unaudited)

2009 (in thousands, except per share data)
Total Revenues	$215,662
Non-GAAP Earnings Per Share	$0.48
Adjusted Non-GAAP EBITDA	$37,984

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

Fiscal Year Ending February 28, 2009

(Unaudited)

2009 (in thousands, except per share data)
GAAP Operating Income	$17,033
GAAP Operating Margin	7.9%
GAAP Earnings Per Share	$0.31

Adjusted Operating Income	$27,426
Amortization of Acquisition Related Intangibles	$2,598
Restructuring/Settlement (1)	$2,667
Stock Compensation	$5,128
GAAP Operating Income	$17,033

Other Income	$1,444
Taxes	$5,970
GAAP Net Income	$12,507

GAAP EBITDA	$30,189

GAAP Net Income	$12,507

Shares Outstanding-GAAP	39,500

Non-GAAP Net Income	$19,054

Shares Outstanding—non-GAAP	39,500

(1)	The internal projections were prepared using the results of operations from the Company’s first fiscal quarter ended May 31, 2008 and projected operating results for the remainder of the fiscal year.

The Company reports its financial results in accordance with GAAP. The non-GAAP adjustments reflected in the Projections include the exclusion of (i) stock-based compensation charges, (ii) amortization of acquisition related intangibles, (iii) corporate restructuring and (iv) certain special charges from GAAP financial measures. In addition, for comparison purposes, the Company adjusted its income tax expense to reflect a 34 percent tax rate on the non-GAAP pre-tax income measure. The non-GAAP financial measures are included in this Recommendation Statement because they were provided to Convergys and Goldman Sachs in connection with the Offer and the Merger.

In the future, the Company anticipates incurring expenses similar to certain of the non-GAAP adjustments described in the non-GAAP projected financial measures, and exclusion of these items in the presentation of our non-GAAP projected financial measures should not be construed as an inference that all of these costs are unusual, infrequent, or non-recurring. In addition, other companies, including those in the Company’s industry, may calculate non-GAAP financial measures differently, potentially limiting non-GAAP measures for cross-company comparisons. The Company acknowledges that the items excluded from GAAP based measures may have a material impact on the Company’s financial results determined in accordance with GAAP.

Non-GAAP adjusted results are supplemental information and are not intended to be a substitute for GAAP results or considered in isolation, and should be read only in conjunction with consolidated financial statements prepared in accordance with GAAP.

Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended February 29, 2008 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008.

Item 9. Exhibits.

The following Exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated August 1, 2008 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(a)(7)	Joint Press Release issued by Intervoice and Convergys Corporation on July 16, 2008 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed with the SEC by Intervoice on July 16, 2008).

(e)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc. and Intervoice (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by Intervoice on July 15, 2008).

(e)(2)	Form of Tender and Voting Agreements, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey (incorporated by reference to Exhibit 2.2 of the Form 8-K filed with the SEC by Intervoice on July 16, 2008).

(e)(3)	Confidentiality Agreement dated May 18, 2007 and amended on January 8, 2008, between Convergys Corporation and Intervoice (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Convergys Corporation and Dialog Merger Sub, Inc. on August 1, 2008).

(e)(4)	Information Statement of Intervoice pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex B to this Statement).

(e)(5)	Second Amendment to the Third Amended and Restated Rights Agreement, dated July 15, 2008, by and between Intervoice, Inc. and Computershare Trust Company, N.A., successor rights agent to Computershare Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by Intervoice on July 16, 2008).

(e)(6)	Amendment No. 2 dated July 15, 2008 to the Board Representation and Governance Agreement between Intervoice, Inc. and David W. Brandenburg (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Intervoice on July 16, 2008).

(e)(7)	Intervoice, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 1, 2007).

(e)(8)	Intervoice, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2005).

(e)(9)	InterVoice, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1998, filed with the SEC on October 14, 1998).

(e)(10)	Intervoice, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on October 15, 1999, Registration Number 333-89127).

(e)(11)	Intervoice, Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004, filed with the SEC on October 12, 2004).

(e)(12)	Employment Agreement effective December 1, 2004 between the Company and Robert E. Ritchey (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005, filed with the SEC on May 16, 2005).

(e)(13)	First Amendment to Employment Agreement dated December 1, 2004 between the Company and Robert E. Ritchey (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006, filed with the SEC on July 10, 2006).

(e)(14)	Second Amendment to Employment Agreement between the Company and Robert E. Ritchey effective February 28, 2008 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 3, 2008).

(e)(15)	Severance Agreement between the Company and Robert E. Ritchey, dated July 2, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 9, 2008).

(e)(16)	Employment Agreement effective May 8, 2006 between the Company and Craig E. Holmes (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006, filed with the SEC on July 10, 2006).

(e)(17)	Employment Agreement effective May 8, 2006 between the Company and James A. Milton (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006, filed with the SEC on July 10, 2006).

(e)(18)	Statement of Terms and Conditions of Employment for Francis Sherlock (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2005, filed with the SEC on January 9, 2006.)

(e)(19)	Form of Employment Agreement between the Company and Senior Vice Presidents (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 7, 2007).

Annex A	Opinion of Goldman, Sachs & Co., dated July 15, 2008.

Annex B	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INTERVOICE, INC.

By:	/s/ Robert E. Ritchey
Robert E. Ritchey Chief Executive Officer

Annex A

Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

July 15, 2008

Board of Directors

Intervoice, Inc.

17811 Waterview Parkway

Dallas, Texas 75252

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, no par value per share (the “Shares”), of Intervoice, Inc. (the “Company”) of the $8.25 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 15, 2008 (the “Agreement”), by and among Convergys Corporation (“Convergys”), Dialog Merger Sub, Inc., a wholly owned subsidiary of Convergys (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $8.25 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by the Company, Convergys or Acquisition Sub) will be converted into the right to receive $8.25 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Convergys and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking and other financial services to the Company and Convergys and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended February 29, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with

A-1

similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $8.25 per Share in cash to be received by the holders of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Convergys; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Convergys, or class of such persons in connection with the Transaction, whether relative to the $8.25 per Share in cash to be received by the holders of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $8.25 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

A-2

ANNEX B

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,

AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about August 1, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) of Intervoice, Inc., a Texas corporation (“Intervoice”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Convergys Corporation, an Ohio corporation (“Convergys”), to a majority of seats on the Board of Directors (the “Board”) of Intervoice. On July 15, 2008, Intervoice entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Convergys and Dialog Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Convergys (“Offeror”), pursuant to which Offeror has commenced a tender offer to purchase each issued and outstanding share of common stock of Intervoice, without par value (the “Common Stock”), including the associated Rights (as defined in the Offer to Purchase, and together with the Common Stock the “Shares”) at a purchase price of $8.25 in cash (the “Offer Price”), without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated August 1, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of Intervoice and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Convergys and Offeror with the Securities and Exchange Commission (the “SEC”) on August 1, 2008.

The Merger Agreement provides that, as promptly as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions, the parties shall cause Offeror to be merged with and into Intervoice, with Intervoice surviving the Merger (such surviving corporation is sometimes referred to as the “Surviving Corporation” and such merger is referred to as the “Merger”) by executing and delivering articles of merger (the “Articles of Merger”) to the Secretary of State of the State of Texas for filing under Article 5.04 of the TBCA and Section 10.153 of the TBOC, as required. At the effective time of the Merger (the “Effective Time”), each outstanding Share will be converted into the right to receive the Offer Price, without interest. Shares held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Articles 5.12, 5.13 and 5.16 of the TBCA relating to dissenters’ rights of appraisal (the “Dissenting Shares”) will not be converted into a right to receive the Offer Price, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

The Offer, the Merger and the Merger Agreement are more fully described in the Recommendation Statement to which this Information Statement forms Annex B, which was filed by Intervoice with the SEC on August 1, 2008 and which is being mailed to shareholders of Intervoice along with this Information Statement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Recommendation Statement. Information set forth herein related to Convergys, Offeror or the Convergys Designees (as defined below) has been provided by Convergys. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, Offeror commenced the Offer on August 1, 2008. The Offer is currently scheduled to expire at 8:00 am, New York City time, on Friday, August 29, 2008 unless Offeror extends it.

Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Recommendation Statement.

GENERAL

The Common Stock is the only class of equity securities of Intervoice outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each share has one vote. As of the close of business on July 25, 2008, there were 39,064,392 outstanding shares of Common Stock. As of such date, Convergys and Offeror did not own any shares of Common Stock. See “Ownership of Common Stock by Certain Beneficial Owners and Management” below.

RIGHT TO DESIGNATE DIRECTORS AND OFFEROR DESIGNEES

The Board of Intervoice

The Merger Agreement provides that, subject to applicable law, effective upon the purchase by Offeror of Shares pursuant to the Offer, a number of Offeror’s designees shall be elected to the Board. Offeror shall be entitled to designate at least up to such number of directors, rounded up to the next whole number, on the Board as will give Offeror representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of votes represented by Shares beneficially owned by Offeror or any affiliate of Offeror following such purchases bears to the total number of votes represented by Shares then outstanding, and Intervoice shall, at such time, promptly take all actions necessary to cause Offeror’s designees to be elected as directors of Intervoice including securing the resignations of incumbent directors (except as set forth below). At such time, the persons designated by Offeror will, as nearly as practicable, constitute at least the same percentage as persons designated by Offeror shall constitute of the Board of (1) each committee of the Board, (2) each board of directors of each subsidiary, and (3) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, Intervoice shall use its reasonable best efforts to ensure that (x) at least a majority of the board of directors and each committee of the board of directors and such boards and committees of its subsidiaries, as of the date Merger Agreement, who are not employees of Intervoice shall remain members of the board of directors and of such boards and committees and (y) a majority of the board of directors shall be independent as required by the relevant rules of the NASDAQ National Market. Convergys has advised Intervoice that Convergys currently intends, promptly after consummation of the Offer, to exercise this right and to designate certain of its executive officers or executive officers of its subsidiaries to serve as directors of the Company.

Following the election or appointment of Convergys’ designees pursuant to provisions described in the preceding paragraphs until the effective time of the Merger, the approval of a majority of the directors of Intervoice then in office who were not designated by Convergys shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement or the articles of incorporation or bylaws of Intervoice or certain extensions, waivers or actions affecting Intervoice’s rights under the Merger Agreement.

The Convergys designees will be selected by Convergys or Offeror from among the individuals listed below. Convergys has advised Intervoice that each of the following individuals has consented to serve as a director of Intervoice if appointed or elected. If necessary, Convergys may choose additional or other Convergys designees, subject to the requirements of Rule 14f-1 under the Exchange Act. None of the Convergys designees currently is a director of, or holds any positions with, the Company. Convergys has advised Intervoice that, to the best of Convergys’ knowledge, except as set forth below, none of the Convergys designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with Intervoice or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Convergys and Intervoice that have been described in the Offer to Purchase or the Recommendation Statement.

Name, Age, and Principal Occupation and Employment History of the Convergys Designees

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Convergys designees are set forth below. Unless otherwise indicated, the business address of each such person is c/o Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202.

David F. Dougherty, President and Chief Executive Officer since April 17, 2007; President and Chief Operating Officer, 2005-2007; Executive Vice President, Global Information Management, 2003-2005; Chief Development Officer of Convergys, 2000-2003.

Michael J. Betzer, Senior Vice President, Relationship Technology Management since May 19, 2008; Vice President, Customer Relationship Management Strategy, Oracle Corporation, 2006-2008; Vice President of OnDemand, Siebel 2004-2005; and Chief Executive Officer of Ineto, Inc. and Ineto Services, Inc. (1999-2004)

Earl C. Shanks, Chief Financial Officer since November 13, 2003; Senior Vice President and Chief Financial Officer of NCR Corporation, 2001-2003.

Karen R. Bowman, General Counsel and Corporate Secretary since September 1, 2007; President, Human Resource Management, 1999-2007.

Clark D. Handy, Senior Vice President, Human Resources since December 11, 2006; Executive Vice President, Human Resources of Teleflex, Incorporated, 2003-2006; Vice President, Human Resources in the Global Research and Development Division of Wyeth Pharmaceuticals, 2000-2003.

Timothy M. Wesolowski, Senior Vice President, Controller and Treasurer since December 5, 2007; Senior Vice President and Controller, 2005-2007: Vice President and Treasurer, 2004-2005; Director of Finance/Group Controller, Fiberglass-Composite Pipe Group of Ameron International, 2002-2004.

CERTAIN INFORMATION REGARDING EXECUTIVE OFFICERS

Following is certain information regarding certain executive officers of Intervoice. Information regarding the Company’s only other executive officers, Robert E. Ritchey, Chief Executive Officer, and James A. Milton, President and Chief Operating Officer, is included under “Current Board.”

H. Don Brown SPHR, age 52, is Senior Vice President—Human Resources and Real Estate, a position he has held since February 2006. Mr. Brown was Executive Vice President—Human Resources from July 2002 through February 2006. Prior to that time, he held the position of Vice President of Human Resources from September 1995 until July 2002. From November 1994 to August 1995, Mr. Brown served as Director of Human Resources.

Kenneth A. Goldberg, age 44, is Senior Vice President, Marketing, Alliances and Corporate Development, a position he has held since May 2007. From February 2007 until May 2007 Mr. Goldberg was Senior Vice President—Corporate Development and Strategy. Mr. Goldberg was Senior Vice President, Corporate Development and Marketing from August 2005 to February 2007. Prior to joining the Company, Mr. Goldberg was Vice President of Business Development for BEA Systems, Inc., a publicly traded provider of application infrastructure software, from December 2004 to August 2005. He served BEA Systems, Inc. as Senior Director of Business Development from June 2001 to December 2004.

Andrea J. Holko, age 49, is General Manager and Senior Vice President, Americas and Global Consulting Services, a position she has held since June 2008. Prior to her recent promotion, Ms. Holko was the Company’s Senior Vice President, Global Consulting from January 2006 to June 2008. Ms. Holko was Vice President of Client Services at Edify Corporation, a leading global supplier of interactive voice response solutions from July 2004 to January 2006, when Edify Corporation became the Company’s wholly owned subsidiary. Prior to that time, she held the position of Senior Vice President of Corio Inc., an application service provider of integrated business applications and services, from November 1999 to January 2003. From September 1997 to November 1999, Ms. Holko was Senior Vice President for the Enterprise Resource Planning Implementation practice at Technology Solutions Company, a technology and consulting services firm.

Craig E. Holmes, age 50, has served as Executive Vice President and Chief Financial Officer since joining the Company in August 2003. Prior to joining the Company, from September 2002 to July 2003 Mr. Holmes provided operational and financial consulting to a variety of companies. From August 2001 to June 2002 Mr. Holmes served as Executive Vice President and Chief Financial Officer of Masergy Communications, Inc., a network services and equipment provider. From July 1999 to June 2001 Mr. Holmes served as Chief Financial Officer of EpicRealm Inc., a software development and network services company. From September 1995 to June 1999 Mr. Holmes served as Vice President and Chief Accounting Officer and then Executive Vice President and Chief Financial Officer of Excel Communications, Inc., a provider of telecommunications equipment and services.

Dean C. Howell, age 50, is Senior Vice President, General Counsel and Secretary. Mr. Howell was Executive Vice President and General Counsel from July 2002 through February 2006, and was elected Secretary in June 2004. He held the position of Vice President and General Counsel from July 2000 until July 2002. From March 1996 to June 2000, he served as Vice President and Corporate Counsel and from October 1992 to February 1996, as Legal Counsel.

Francis G. Sherlock, age 47, is Senior Vice President and Managing Director EMEA, a position he has held since January 2006. Mr. Sherlock served as Senior Vice President, Operations from June 2002 until January 2006. Mr. Sherlock served as Senior Vice President and General Manager from March 2001 until June 2002. Prior to such time, Mr. Sherlock served as Director, Operations from June 1999 to March 2001.

CURRENT BOARD OF DIRECTORS

The following information sets forth the principal occupation, or employment and principal business of the employer, if any, of each current director of Intervoice, as well as his age, business experience, other directorships held by him, and the period during which he has previously served as director of Intervoice.

David W. Brandenburg, age 63, is currently President of the Brandenburg Life Foundation, a 501(c)(3) charitable foundation which he founded with his wife in 1996. Mr. Brandenburg retired as the Company’s Chairman and Chief Executive Officer in November 2004 and left the Board in December 2004. He had re-joined the Company as a Director in 1997 and became the Company’s Chief Executive Officer in June 2000. He also served as Chairman of the Board from December 2000 to November 2004 and as the Company’s President from February 2001 to July 2002. Prior to re-joining the Company, from November 1997 until its merger with Davox Corporation in May 1998, Mr. Brandenburg served as President and Chief Executive Officer of AnswerSoft, Inc., a global provider of call center software automation solutions. From December 1994 until May 1995, Mr. Brandenburg served as Vice Chairman of the Board. In addition, he served as the Company’s President from 1991 to 1994, as Chief Operating Officer from 1990 to 1991, and as a director from 1989 until 1995. Mr. Brandenburg rejoined the Board in June 2007 and has served as Chairman of the Board since that time.

Timothy W. Harris, age 50, has served since December 2005 as the President and Chief Executive Officer of Questia Media, Inc., a privately-held company which provides copyrighted material in online digital libraries. Mr. Harris has served on the Board of Questia Media since December 2002. Prior to his role as Chief Executive Officer, Mr. Harris held other positions with Questia Media including as Vice President and Chief Operating Officer from January 2000 to December 2005 and as Vice President and Chief Financial Officer from October 1999 to May 2004. Prior to joining Questia Media, Mr. Harris worked for Compaq Computer Corporation from 1983 to 1998 in various positions, culminating in his role as Vice President and General Manager of its Commercial Desktop Division. His previous positions included Vice President, General Manager, Value Desktop Division; Vice President, Controller Desktop PC Division; and Vice President, Controller Personal Computer Division. Mr. Harris has served as a director on the Board since June 2007.

James A. Milton, age 47, is President and Chief Operating Officer, a position he has held since February 2008. From the commencement of his employment by the Company in January 2006 through February 2008. Mr. Milton served as Executive Vice President and Chief Operating Officer. From October 2004 until December 2005, Mr. Milton was Executive Vice President of Global Sales and Services for UGS Corporation, a product lifecycle management software company. Prior to joining UGS, from May 2002 to September 2004, Mr. Milton served as Senior Vice President and Managing Director for the Americas for the Customer Solutions Group of Hewlett-Packard, a technology solutions provider to consumers, businesses and institutions globally. From January 2000 to May 2002, Mr. Milton was Senior Vice President and General Manager, North America for Compaq Computer Corporation, a leading supplier of Internet infrastructure and access solutions. Mr. Milton has served as a director on the Board since June 2008.

Gerald F. Montry, age 69, has served, since 1998, as the Managing Partner of Mont Reuil & Co., a private investment firm. Mr. Montry served as Senior Vice President and Chief Financial Officer of DSC Communications Corporation, a telecommunications equipment company, from 1986 until it was acquired by Alcatel in 1998. Prior to the acquisition he also served DSC as a member of the Board. Prior to his tenure at DSC, Mr. Montry held management positions within the aerospace, defense and computer industries. In addition to serving on the Board, Mr. Montry serves as the Chairman of the Board of TranSwitch Corporation. Mr. Montry has served on the Board since October 2002, and from November 2004 until June 2007 he served as the Chairman of the Board.

George C. Platt, age 67, is currently the Chairman of the Board and Chief Executive Officer of Viewcast.com, Inc., d.b.a. Viewcast Corporation, a company engaged in video networking and internet video streaming, a position he has held since September 2006. Prior to his promotion, Mr. Platt served as President and Chief Executive Officer of Viewcast Corporation from October 1999 until September 2006. From January 1991 to September 1999 Mr. Platt served as the President and Chief Executive Officer of InteCom Inc., a wholly owned subsidiary of Matra-Hachette, a company engaged in the manufacture and sale of telephone switching systems. Mr. Platt has served on the Board since 1991.

Donald B. Reed, age 64, served as Chief Executive Officer of Cable Wireless Global from May 2000 to January 2003. Cable Wireless Global incorporated Cable and Wireless plc’s wholly owned operations in the United States, United Kingdom, Europe and Japan and was a provider of internet protocol (IP) and data services to business customers. From May 1999 until May 2000 Mr. Reed served Cable and Wireless plc as Chief Executive Officer responsible for Global Services. Mr. Reed served on the Board of Cable and Wireless plc from August 2000 to December 2002. Mr. Reed’s career includes 30 years at NYNEX (now part of Verizon), a regional telephone operating company. From 1995 to 1997 Mr. Reed served NYNEX as President and Group Executive, with responsibility for directing the company’s regional, national and international government affairs, public policy initiatives, legislative and regulatory matters and public relations. Mr. Reed currently serves on the Board of Aggregate Industries, CSG Systems International, Inc., and Idearc Media, Inc. Mr. Reed has served on the Board since March 2004.

Robert E. Ritchey, age 61, is the Company’s Chief Executive Officer, a position he has held since November 2004. From July 2002 to February 2008, Mr. Ritchey served as the Company’s President and from December 2000 until July 2002, Mr. Ritchey served as President and General Manager Enterprise Solutions Division. Prior to joining the Company, from May 1999 to November 2000, Mr. Ritchey served as Vice President and General Manager of Notifier Integrated Systems, a subsidiary of Honeywell International, a provider of network based integration products to the electronic security and building controls industry. Mr. Ritchey has served on the Board since June 2004.

Michael J. Willner, age 50, founder and President of Willner Properties Services, Inc., a privately held real estate investment company, has been actively involved in developing, managing and leasing real estate for over 20 years. Earlier in his career, Mr. Willner practiced real estate law in New York City with the law firm of Milbank, Tweed, Hadley & McCloy LLP. In addition to being an attorney, Mr. Willner has practiced as a certified public accountant and, prior to his legal career, was employed as an accountant in the tax department of the accounting firm of Arthur Andersen & Company. Mr. Willner is a graduate of Emory University’s School of Law, where he was a member of the law review. He serves on the Board of Meridian Bank, a privately-held, state-chartered commercial bank headquartered in Berwyn, Pennsylvania. Mr. Willner joined the Board in July 2007 and has served as Vice Chairman of the Board since that time.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning beneficial ownership of the Common Stock as of July 25, 2008, by (i) each shareholder who is known by Intervoice to own beneficially more than 5% of the outstanding Shares, (ii) each director, (iii) the President and Chief Executive Officer, and other executive officers of Intervoice, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated. All information with respect to beneficial ownership has been furnished by the shareholders to Intervoice.

Name	Common Stock Beneficially Owned(1)
	Number of Shares		Percent of Class
Franklin Resources, Inc., Franklin Templeton Portfolio Advisors, Inc.	1,956,055	(2)	5.01%

Directors and Nominees for Director
David W. Brandenburg	1,241,362	(3)	3.18%
Timothy W. Harris	19,000	(3)	*
James A. Milton	210,000	(3)	*
Gerald F. Montry	222,000	(3)	*
George C. Platt	92,500	(3)	*
Donald B. Reed	63,000	(3)	*
Robert E. Ritchey	1,118,369	(3)	2.86%
Michael J. Willner	1,177,022	(3)	3.01%

Named Executive Officers (who are not a director or a nominee named above)
Craig E. Holmes	293,689	(4)	*
Francis G. Sherlock	135,834	(4)	*
Kenneth A. Goldberg	90,000	(4)	*
All Directors and Nominees for Director and Executive Officers as a Group (14) persons	5,207,848	(5)	13.33%

*	Less than 1%

(1)	Unless otherwise indicated, all shares listed are directly held with sole voting and investment power.

(2)	A Schedule 13G dated February 4, 2008 was filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Templeton Portfolio Advisors, Inc., disclosing that they may be deemed to beneficially own 1,956,055 shares of Common Stock. The Schedule 13G indicates that Franklin Templeton Portfolio Advisors Inc. holds sole voting and dispositive power for all 1,956,055 shares.

(3)	Shares are not outstanding but are subject to currently exercisable stock options, other than 1,241,362 shares held by Mr. Brandenburg, 19,000 shares held by Mr. Harris, 60,000 shares held indirectly by Mr. Milton in a family trust, 8,500 shares held by Mr. Platt, 3,000 shares held by Mr. Reed, 55,869 shares held by Mr. Ritchey and 102,000 shares held directly by Mr. Montry and 50,000 shares held indirectly by Mr. Montry in a family limited partnership, and 1,177,022 shares held by Mr. Willner.

(4)	Shares are not outstanding but are subject to currently exercisable stock options, other than 36,189 shares held by Mr. Holmes, and 6,000 shares held by Mr. Goldberg.

(5)	Consists of shares beneficially owned by the Company’s executive officers and directors. The shares beneficially owned by all directors and executive officers as a group include 2,273,250 shares issuable upon exercise of currently exercisable options and options which are exercisable within 60 days after May 30, 2008. The total also includes 110,000 shares held in trusts, family partnerships, or by spouses of directors and executive officers. The inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership.

AUDIT COMMITTEE REPORT

The Company has reviewed and discussed the Company’s audited financial statements for the year ended February 29, 2008 with management and have discussed with Grant Thornton LLP, the Company’s independent registered public accounting firm, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended, and other SEC regulations with respect to those statements.

The Company has been advised of the content of, and have received the written disclosures and the letter from Grant Thornton LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and have discussed with Grant Thornton LLP its independence in connection with its audit of the Company’s most recent financial statements. Based on this review and these discussions, the Company recommended to the Board that these audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended February 29, 2008 for filing with the SEC.

Gerald F. Montry, Timothy W. Harris and Donald B. Reed comprise the Audit Committee. As of the date of this report, all are independent, as defined in Rule 4200(a)(15) of the NASDAQ listing standards.

The Board has adopted a written charter for the Audit Committee.

The information in this Audit Committee report shall not be deemed to be soliciting material, or be filed with the SEC or subject to Regulation 14A or 14C or to liabilities of Section 18 of the Securities Act of 1933, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates these paragraphs by reference.

June 10, 2008

AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

Gerald F. Montry, Chairman

Timothy W. Harris

Donald B. Reed

COMPENSATION OF DIRECTORS

Annual Retainers and Meeting Fees. All directors who are not also the Company’s employees receive an annual retainer of $20,000 for serving as a director. The Chairman of the Board, who is not an employee, receives an annual retainer of $50,000 for serving the Board as Chairman. The Chairman of the Audit Committee and Chairman of the Compensation Committee receive annual retainers of $10,000 and $5,000, respectively. The directors are also reimbursed for travel, lodging and related expenses incurred in attending Board and committee meetings and for certain legal expenses. Directors who are not also employees of the Company receive a fee of $1,500 per day for each Board, committee or subcommittee meeting attended in person, and $750 per day for each such meeting attended by phone conference, provided that no director will receive attendance fees with respect to more than two meetings which occur on the same day and no director will receive a fee for a meeting if the only item of business at the meeting is a resolution to approve minutes of prior meetings.

Equity Based Incentive Awards. In addition to the compensation set forth above, each non-employee director is eligible to receive equity based incentive awards under the 2007 Stock Incentive Plan. The Board did not grant stock options or any other form of equity compensation to any directors during fiscal 2008.

Freeze on Board Compensation During Fiscal 2008. During the second quarter of fiscal 2008, the Board froze compensation for the Company’s directors until the Company’s performance improved or the Board determines that other circumstances dictated that it would be appropriate to increase or offer additional compensation. The freeze precluded increases in annual retainers and meeting fees and new grants of equity compensation.

Termination of Freeze on Board Compensation During Fiscal 2009. During the first quarter of fiscal 2009, the Board terminated the freeze on director compensation. The primary reasons for terminating the freeze on director compensation were to provide the Board with discretionary authority to offer competitive compensation programs to attract and retain qualified directors and grant equity compensation to directors to further align their interests with the interests of shareholders.

Director Compensation(1)

Name (a)	Fees Earned or Paid in Cash ($) (b)	Total ($) (h)
David W. Brandenburg	69,000	69,000
Timothy W. Harris	49,500	49,500
Gerald F. Montry	89,500	89,500
George C. Platt	50,750	50,750
Donald B. Reed	70,750	70,750
Michael J. Willner	39,000	39,000

(1)	As of February 29, 2008, the following non-employee directors held options covering the following aggregate number of shares outstanding: Mr. Montry—70,000 shares all of which are exercisable; Mr. Platt—84,000 shares all of which are exercisable; and Mr. Reed—60,000 shares all of which are exercisable.

Meetings and Committees of the Board of Directors

Board Meetings

The Board held 24 meetings, including at least two sessions attended by only the outside members of the Board. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the Board in fiscal 2008 during his tenure as a director and the total number of meetings of any committees of the Board on which he served during such period. The Company encourages the board members to attend the Company’s annual meetings of shareholders. All of the board members attended last year’s annual meeting with the exception of Michael J. Willner, who missed the meeting due to a prior commitment.

Committees of the Board

The Board has established committees to address certain specific areas of the Board’s responsibility. These committees include the Audit Committee, Compensation Committee, Nominating Committee, Executive Committee, and Finance and Strategic Planning Committee. The composition and chairmanships of these committees through the date of the 2008 annual meeting of shareholders is subject to the Governance Agreement. For more information regarding the Governance Agreement, see “Election of Directors”. The Governance Agreement does not dictate the composition and chairmanships of committees after the 2008 annual meeting of shareholders. The Board has determined that David W. Brandenburg, Timothy W. Harris, Gerald F. Montry, Donald B. Reed and Michael J. Willner are “independent directors” under Rule 4200(a)(15) of the NASDAQ listing standards.

Audit Committee

The Audit Committee, which held 15 meetings during fiscal 2008, has the primary responsibility to ensure the integrity of the financial information the Company reports. Its functions include: (a) the appointment, compensation and oversight of independent auditors; (b) reviewing the scope of the annual audit to be performed by the independent auditors prior to commencement of the audit; (c) reviewing the results of those audits; (d) reviewing the organization and scope of Intervoice’s internal system of audit and financial controls; (e) meeting periodically with management and the independent public accountants to review financial, accounting and internal control matters; (f) meeting periodically with the independent public accountants to discuss the results of their audit work and their opinions as to the adequacy of internal accounting controls and the quality of financial reporting; and (g) all other functions set forth in the Company’s Audit Committee Charter. The Audit Committee Charter is available to shareholders on Intervoice’s website, http://www.intervoice.com. The Board has determined that two members of the Audit Committee, Gerald F. Montry and Timothy W. Harris, are audit committee financial experts. Its current members are Gerald F. Montry, Chairman, Timothy W. Harris and Donald B. Reed.

Compensation Committee

The Compensation Committee, which held 12 meetings during fiscal 2008, has the authority to determine and approve all the terms of the employment, compensation and benefits payable to executive officers of the Company, including those executive officers who are also directors. Intervoice’s management is from time to time directed by the Compensation Committee to review certain compensation matters and make recommendations to the Compensation Committee concerning such matters. The Compensation Committee has the authority to administer and grant equity based awards under the 2007 Stock Incentive Plan. The Compensation Committee also has authority to administer stock options and other awards previously granted under the 2005 Stock Incentive Plan, 2003 Stock Option Plan, the 1999 Stock Option Plan, and the 1998 Non-Qualified Stock Option Plan. The Compensation Committee Charter is available to shareholders on Intervoice’s website, http://www.intervoice.com. The Compensation Committee is composed of Donald B. Reed, Chairman, Timothy W. Harris and Michael J. Willner.

Nominating Committee

The Nominating Committee, which met six times during fiscal 2008, has the function to identify and propose to the full Board nominees to fill vacancies on the Board. The Nominating Committee Charter is available to shareholders on Intervoice’s website, http://www.intervoice.com. Pursuant to the Nominating Committee Charter, the Nominating Committee of the Board will consider director candidates recommended by Intervoice’s shareholders. In order for the Nominating Committee to consider a potential nominee, shareholders must submit in writing (which shall not include e-mail) the following information to the Chairman of the Nominating Committee no later than the last day of Intervoice’s fiscal year before the annual meeting of shareholders at which directors are to be elected: the name of the shareholder, contact information for the shareholder, number of shares of Common Stock owned by the shareholder, name of the registered owner of the Common Stock (if different from the shareholder), name of the person recommended for director, brief biography of the person recommended for director, qualifications of the person recommended for director, and whether the person recommended for director consents to being named in the proxy statement as a nominee for director. The Nominating Committee requires Intervoice’s directors to possess certain minimum qualifications. A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to Intervoice’s business. A director must not have any conflicts of interest stemming from his or her institutional or other affiliations that would preclude, or have the appearance of precluding, such director from performing his or her duties and responsibilities as one of Intervoice’s directors, including without limitation, such director’s duties of loyalty, honesty, and confidentiality, and the duty not to usurp corporate opportunities. The Nominating Committee also considers a wide variety of qualities and skills in its selection of directors, including: economic, technical, scientific, academic, financial, accounting, legal, marketing or other expertise applicable to

Intervoice’s business; leadership or substantial achievement in their particular fields; demonstrated ability to exercise sound business judgment; integrity and high moral and ethical character; potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board as a whole; capacity and desire to represent the balanced, best interests of the shareholders as a whole and not primarily a special interest group or constituency; ability to work well with others; high degree of interest in Intervoice’s business; dedication to Intervoice’s success; commitment to the responsibilities of a director; and international business or professional experience. The Committee utilizes a variety of methods for identifying and evaluating nominees for director, and there are no differences in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. The Committee is to identify the candidates for director nominees in consultation with other members of the Board and management, through the use of search firms or other advisors, or through recommendations submitted by shareholders. In order to find qualified nominees for the Board, the Company has paid, and in the future could pay, fees to a search firm or other advisor to assist in identifying and evaluating nominees for director. The current members of the Nominating Committee are Timothy W. Harris, Chairman, David W. Brandenburg and Donald B. Reed.

Executive Committee

The Executive Committee, which did not meet during fiscal 2008, may, to the extent permitted by law, exercise the power of the Board when the Board is not in session. It also has the responsibility for reviewing long-range plans, capital expenditure programs, acquisitions and general corporate financing matters and making related recommendations to the Board. Its current members are David W. Brandenburg, Chairman, Robert E. Ritchey and George C. Platt.

Finance and Strategic Planning Committee

The Finance and Strategic Planning Committee, which held four meetings during fiscal 2008, was formed in order to oversee and to provide consultation and recommendations to the Board and management concerning Intervoice’s financing requirements and strategic direction. The activities overseen by the Committee include Intervoice’s strategic plan, Intervoice’s annual business plan, mergers and acquisitions, commercial lending arrangements, the issuance of equity, debt and convertible securities, stock buy-backs, and similar financing and strategic activities. Its current members are Michael J. Willner, Chairman, Timothy W. Harris, Gerald F. Montry and George C. Platt.

Communications with the Board

Shareholders can send communications to the Board by delivering them in writing (which shall not include e-mail) to The Board, Intervoice, Inc., 17811 Waterview Parkway, Dallas, Texas 75252. When the Company receives a shareholder communication addressed to the Board the Company will forward it to the Chairman of the Board unless the communication is addressed to the Chairman of the Nominating Committee of the Board, the Chairman of the Compensation Committee of the Board, or the Chairman of the Audit Committee of the Board, in which case the Company will forward the communication to the appropriate committee chairman.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of the members of the Compensation Committee during fiscal 2008 was an officer or employee of Intervoice or any of the Company’s subsidiaries, was formerly an officer of Intervoice or any of its subsidiaries, or had any other relationship that would require disclosure in this proxy statement. None of Intervoice’s executive officers serves as a member of the compensation committee of another entity (or other board committee performing equivalent functions, or in the absence of such committee, the entire Board for such other entity), one of whose executive officers served as director of Intervoice. Nor did any executive officer of Intervoice serve as a director of another entity, one of whose executive officers served on the Compensation Committee of Intervoice.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Intervoice has a basic philosophy to offer compensation programs to its executives that reward the creation of shareholder value and attract, retain and motivate a highly qualified executive management team. With respect to Intervoice’s Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers (the “Named Executives”), this Compensation Discussion and Analysis describes Intervoice’s compensation philosophy and objectives, the process for establishing the compensation programs for the Named Executives, and the policies and practices to administer such programs.

Compensation Objectives

The compensation programs specific to Intervoice’s Named Executives are administered by the Compensation Committee. The members of the Compensation Committee are non-employee directors who are independent under Rule 4200(a)(15) of the NASDAQ listing standards. The Compensation Committee designs and maintains compensation programs consistent with Intervoice’s executive compensation philosophy to achieve the following objectives:

•	To attract, retain and motivate highly qualified executives by offering compensation programs that are competitive with programs offered by companies in Intervoice’s peer group.

•	To link performance and executive pay by tying bonus amounts paid to executives to achievement of key objectives under corporate and/or departmental annual business plans.

•

To link performance and executive pay by considering achievement of key objectives under corporate and departmental business plans for the preceding fiscal year in determining any salary adjustments, cash bonuses and long-term incentive award amounts.

•

To reward the creation of long-term shareholder value through long-term incentive compensation awards, and encourage significant stock ownership to further align executive interests with the interests of Intervoice’s shareholders.

In pursuit of these objectives, the Compensation Committee believes that the compensation packages provided to the Named Executives should include both cash and equity-based compensation, with an emphasis on performance-based pay.

Process for Establishing Compensation

The Compensation Committee has overall responsibility for the compensation of the Named Executives. In conducting an annual performance review and determining appropriate compensation levels for Intervoice’s Chief Executive Officer, the Compensation Committee meets in executive session outside the presence of Intervoice’s Chief Executive Officer and other members of Intervoice’s executive management team. With respect to the compensation levels for other Named Executives, the Compensation Committee considers input and recommendations from Intervoice’s Chief Executive Officer, President and Chief Operating Officer, Senior Vice President of Human Resources and Real Estate and, when appropriate, other members of the executive management team. Performance reviews for Intervoice’s Chief Executive Officer and each other Named Executive are based on their performance against previously determined objectives under corporate and departmental business plans for the preceding fiscal year. With the exception of Intervoice’s Chief Executive Officer, all of the Named Executives have departmental business plans with departmental objectives. While Intervoice’s Chief Executive Officer and other members of the executive management team may make recommendations concerning salary adjustments, cash bonus programs or award amounts for Named Executives, the Compensation Committee can exercise its discretion to modify or reject any recommendations from executives.

In designing compensation programs and determining compensation levels, the Compensation Committee and Intervoice’s executive management team are assisted by independent compensation consultants who conduct, or assist Intervoice’s human resources department in conducting, an annual review of Intervoice’s salaries, cash bonus opportunities, total cash compensation, long term incentives and total direct compensation for the Named Executives. During fiscal 2008, the Compensation Committee engaged Hay Group, Inc., a global human resources consulting firm, to provide the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for Intervoice’s Named Executives.

In making compensation decisions, the Compensation Committee compares each element of total direct compensation (base salaries, cash bonus opportunities, total cash compensation, long term incentives) against a peer group of 32 publicly traded companies in the software industry against which the Compensation Committee believes Intervoice competes in the market for executive talent (the “Compensation Peer Group”). Even though the surveys Intervoice uses refer to these companies as software companies, some of the companies are similar to Intervoice in that they offer bundled solutions comprised of hardware, software and services. Composition of the Compensation Peer Group is periodically reviewed and revised by the Compensation Committee. In addition to industry considerations, the Compensation Committee selects companies for the Compensation Peer Group based on their annual revenues and market capitalization. Intervoice’s annual revenues are slightly below the median revenues of the Compensation Peer Group because the Compensation Committee has included some larger companies against which they believe Intervoice competes to fill senior executive positions.

To benchmark compensation for each of its Named Executives, Intervoice normally accesses data from two key resources: an executive compensation survey reflective of the Compensation Peer Group and proxy statements and other public filings for the companies in Intervoice’s Compensation Peer Group. To supplement the compensation data and analysis Intervoice obtains for its Compensation Peer Group, Intervoice accesses data from a compensation survey for the entire software industry for any executive positions or compensation programs for which Intervoice lacks clear comparable data from the Compensation Peer Group. In reviewing compensation survey data for the entire software industry, Intervoice focuses on data for software companies with annual revenues similar to Intervoice. Sources of data for compensation surveys and analysis include Aon/Radford surveys for Intervoice’s Compensation Peer Group and the software industry. The Compensation Peer Group is currently comprised of the following companies:

Actuate Corp	Entrust Inc	Openwave
Advent Software	Epicor	Pegasystems, Inc
Ariba	I2 Technologies	Polycom
Authorize.net Holdings	Informatica Corp	Progress Software
Bookham Technology	Interactive Intelligence	Radiant Systems Inc
Borland Software	Kana Software	S1 Corp
Chordiant	Kronos	Salesforce.com
Comverse	MSC Software Company	Tekelec
CSG Systems	NeuStar	Vignette
Eclipsys Corp	Novatel Wireless	Websense
Emageon	Nuance

The Normal Compensation Mix for the Named Executives

To compete in the market for executive talent, the Compensation Committee generally targets total direct compensation (i.e., base salary, annual cash incentives and value of long-term equity incentives) for the Named Executives at or approaching the 50th percentile of the Compensation Peer Group. In targeting total direct compensation at the 50th percentile Intervoice recognizes that market data available for the Compensation Peer Group are not always directly comparable to the specific compensation programs Intervoice offers or to the positions and responsibilities for some of its Named Executives. The limitations on obtaining comparable market data can limit the precision of Intervoice’s assessment of the 50th percentile of the Compensation Peer Group for a compensation decision. In addition to considering levels of compensation suggested by market data to make compensation decisions, the Compensation Committee may also consider other relevant factors discussed below for each element of the total compensation mix. The allocation between cash and non-cash compensation is based on the practices of Intervoice’s Compensation Peer Group and the Compensation Committee’s determination of the appropriate mix among base pay, annual cash incentives and long-term equity incentives to encourage retention and performance. Generally, the elements of the compensation mix for any fiscal year include:

•	Base salary;

•	Annual cash bonuses;

•	Long-term incentive compensation; and

•	Broad-based benefits programs.

Freeze on Executive Compensation for Fiscal 2008

During the first quarter of fiscal 2008, the Compensation Committee resolved to freeze compensation for Intervoice’s executive officers until the Company’s performance improved or the Compensation Committee determined that other circumstances dictated that it would be appropriate to increase or offer additional compensation. The freeze included any new bonus arrangements, salary adjustments and equity-based compensation awards. The only exceptions to the freeze on executive compensation were bonus arrangements made available to one or more of Intervoice’s principal sales executives to provide an incentive for sales bookings, revenues and/or contribution margins.

The Compensation Mix for the Named Executives for Fiscal 2008

The freeze on executive compensation during fiscal 2008 reduced the elements of compensation made available to Intervoice’s Named Executives. As a result of the freeze on executive compensation, the elements of the compensation mix for fiscal 2008 included:

•	Base salary;

•	Cash bonuses available only to principal sales executives to provide an incentive for sales bookings, revenues and/or contribution margins; and

•	Broad-based benefits programs.

Termination of Freeze on Executive Compensation for Fiscal 2009

During the first quarter of fiscal 2009, the Compensation Committee terminated the freeze on executive compensation. The principal reason to terminate the freeze on executive compensation is to provide cash bonus programs and equity based compensation awards that will provide an incentive to executive officers to achieve key corporate objectives that will create shareholder value. In light of the freeze on salary adjustments during fiscal 2008, the Compensation Committee believes that certain salary increases for executive officers made in accordance with its compensation policies and objectives are appropriate during fiscal 2009. But the Compensation Committee also believes that, with the exception of salary increases due to promotions, such salary increases should generally be made in modest amounts until Intervoice’s financial performance improves or other circumstances dictate that larger salary increases are appropriate.

As a result of the Compensation Committee’s decision to terminate the freeze on executive compensation, the Committee currently anticipates that the elements of the compensation mix for fiscal 2009 will generally include the elements of compensation made available to Named Executives prior to fiscal 2008. For a summary of the elements of compensation generally made available to Named Executives, see the discussion above captioned “The Normal Compensation Mix for the Named Executives”.

Base Salary

Intervoice establishes the base salary of each Named Executive based on consideration of the 50th percentile pay levels of the Compensation Peer Group. Intervoice also considers other relevant factors for each Named

Executive such as achievement of previously determined objectives under his or her departmental business plan for the preceding fiscal year, individual performance review, the internal equity of the executive’s base salary as compared to salaries of Intervoice’s other executives, and the level of the executive’s experience in his or her current position. In reviewing base salaries for its Named Executives, Intervoice believes it is also appropriate to consider Intervoice’s performance against key objectives under Intervoice’s corporate business plan for the preceding fiscal year, including objectives related to revenue and earnings targets. Base salary adjustments are subject to terms and conditions under the Named Executive’s employment agreements. Employment agreements with Intervoice’s Named Executives generally include a provision for an annual review of the executive’s base salary and limit Intervoice’s ability to reduce the base salary below the level set forth in the contract.

The freeze on executive compensation instituted by the Compensation Committee during fiscal 2008 included a freeze on salary adjustments for Intervoice’s Named Executives and other executive officers. As a result of the freeze on executive compensation, the salaries of the Named Executives were not changed during Fiscal 2008. Although the Compensation Committee believes that competitive base salaries are necessary to attractive, and retain a highly qualified executive team, it feels that a significant portion of executive compensation should be based on pay-for-performance.

Annual Cash Bonuses

It is Intervoice’s general practice to provide Named Executives an opportunity to earn cash bonus amounts under programs that reward attainment of key objectives under corporate and/or departmental annual business plans. The objectives that underlie cash bonus programs may vary between fiscal years and between the Named Executives, but generally include objectives that reward attainment of targeted revenues and earnings. In setting the bonus amounts a Named Executive is eligible to earn for achieving specified objectives, the Compensation Committee generally targets bonus levels at the 50th percentile of the Compensation Peer Group and published survey data. Bonus opportunities for achieving objectives are generally established as a percentage of an executive’s base salary. Executives can sometimes earn reduced bonus amounts if a minimum level of performance against an objective is achieved. Executives can sometimes also earn increased bonus amounts for performance in excess of the level of performance targeted under an objective. The decision as to whether to offer a cash bonus program to Named Executives for any fiscal year, the type and funding of any program offered, and the objectives that underlie any program, are subject to the discretion of the Compensation Committee and its assessment of general and industry specific conditions existing during the applicable period. In determining the amount of bonus that a Named Executive is eligible to earn under a bonus program, the Compensation Committee may also exercise discretion based on its assessment of the executive’s contribution and accountability for the objectives that are the subject of the bonus, the internal equity of the executive’s bonus opportunity as compared to bonus opportunities for Intervoice’s other executives, and any other factors the Compensation Committee considers relevant. Intervoice does not have a formal policy regarding the adjustment or recovery of payments or other awards (other than as required by law) if relevant performance measures are restated or otherwise adjusted.

Due to the freeze on executive compensation, the Compensation Committee did not offer a cash bonus plan for Named Executives during fiscal 2008, other than a cash bonus opportunity available to Intervoice’s principal sales executive for Europe, the Middle East, Africa and Asia, Frank Sherlock, Intervoice’s Senior Vice President and Managing Director EMEA, to provide an incentive for him to achieve the sales bookings, revenues and operating margin targets for his territory. Mr. Sherlock is Intervoice’s only principal sales executive who is also a Named Executive.

For certain reasons discussed above under the discussion captioned “Termination of Freeze on Executive Compensation for Fiscal 2009” the Compensation Committee decided to lift its freeze on executive bonus programs and adopted the 2009 Annual Incentive Compensation Plan (the “Fiscal 2009 AICP”). The Fiscal 2009 AICP will expire on February 28, 2009.

The Fiscal 2009 AICP, is similar to the Company’s Fiscal 2007 AICP which was the most recent annual cash bonus program made available to the Named Executives. The Fiscal 2007 AICP expired on February 28, 2007. As with the Fiscal 2007 AICP, bonus opportunities under the Fiscal 2009 AICP are based on Intervoice’s performance against targeted amounts of adjusted operating income, or AOI, and annual revenues, and are subject to minimum threshold levels of performance against the targeted amounts. The principal difference between the Fiscal 2007 AICP and Fiscal 2009 AICP is that under the Fiscal 2007 AICP the entire bonus opportunity was based on Intervoice’s performance against the targeted amount of AOI for the entire fiscal year and targeted annual revenues. Under the Fiscal 2009 AICP part of the bonus opportunity is based on Intervoice’s achievement of targeted amounts of AOI for each quarter. To achieve “one hundred percent of plan”, Intervoice must achieve all targeted amounts under the Fiscal 2009 AICP. As with the Fiscal 2007 AICP, the amount of the bonus earned under the Fiscal 2009 AICP will increase or decrease in accordance with a sliding scale based upon the amount, if any, the actual AOI and revenues are less than or greater than the amounts targeted under the plan. In order for plan participants to earn bonuses in excess of bonuses payable to them at one hundred percent of plan, the Company would have to over achieve the targeted amounts of annual AOI and/or annual revenues. Both the Fiscal 2007 AICP and Fiscal 2009 AICP define AOI as operating income excluding non-recurring acquisition costs, stock compensation expenses, and any other expenses the Compensation Committee, in its discretion, determines are unusual or non-recurring. For purposes of determining whether Intervoice achieves the revenue target, the Compensation Committee may, in its discretion, exclude any revenues it determines are unusual or non-recurring. As was the case with the Fiscal 2007 AICP, targeted revenues and AOI under the Fiscal 2009 AICP reflect the amounts of revenues and AOI budgeted in Intervoice’s corporate business plan for the fiscal year. The principal reason why the Compensation Committee decided to tie part of the bonus opportunity under the Fiscal 2009 AICP to the quarterly AOI and annual revenues, is to provide an incentive for the Named Executives to achieve the quarterly amounts of AOI targeted under the annual business plan. Basing part of the bonus opportunity on Intervoice’s quarterly AOI will also provide Intervoice’s Named Executives an incentive to achieve Intervoice’s targeted amounts of quarterly AOI even if it appears unlikely Intervoice will achieve its targeted annual AOI. The Compensation Committee believes that obtainment of the targeted revenues and AOI will be challenging but achievable. A more detailed discussion of the terms of the Fiscal 2009 AICP, the Company’s performance against the targeted amounts for fiscal 2009, and any bonuses earned by the Named Executives, will be included in the Compensation Discussion and Analysis for next year’s proxy statement.

One of Intervoice’s Named Executives, Frank Sherlock, Senior Vice President and Managing Director of the EMEA, functions as Intervoice’s principal sales executive for Europe, the Middle East, Africa and Asia (the “EMEA”). In his capacity as the principal sales executive for Intervoice’s EMEA operations during fiscal 2008, Mr. Sherlock had an opportunity to earn the following bonuses for achieving objectives under his departmental business plan for the EMEA; 24.5% of his base salary for achievement of departmental targeted revenues; 24.5% of his base salary for achievement of departmental targeted sales bookings; and 21% of his base salary for achievement of the departmental targeted contribution margin. Sales bookings include purchase orders for sales of Intervoice’s products and related implementation services that are included in Intervoice’s reported solutions backlog, in addition to orders for maintenance services and managed services that are not included in Intervoice’s reported solutions backlog for the reasons discussed in the Management, Discussion and Analysis section of Intervoice’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Contribution margin under a departmental business plan refers to gross margin less certain departmental expenses.

At the time the corporate business plan and associated departmental business plans in support of the corporate business plan were approved, the Compensation Committee believed that Mr. Sherlock’s obtainment of the revenue, sales bookings and contribution margin targets would be challenging but achievable. Subject to his achievement of the minimum threshold amounts under his bonus plan, bonus amounts payable to Mr. Sherlock increased or decreased in accordance with a sliding scale based upon the amount, if any, actual revenues, bookings and contribution margins, were greater than or less than the targeted amounts. Based on Intervoice’s results from operations for the EMEA during fiscal 2008, Mr. Sherlock earned a bonus equal to $166,255 or 69% of his base salary. Approximately 44% and 40% of the aggregate bonus earned by Mr. Sherlock were attributable to sales bookings and revenues, respectively. The sales bookings and revenues bonuses paid to Mr. Sherlock were supported by a 6% and a 22% year to year increase to his territory’s solutions backlog and revenues, respectively.

In addition to the cash bonus opportunities under formal cash bonus programs, the Compensation Committee may choose to reward extraordinary performance and achievements by awarding discretionary bonuses to the Named Executives and other executives from time to time. Discretionary bonuses were not awarded to any Named Executives for or during fiscal 2008.

Long-Term Incentive Compensation

It is the Compensation Committee’s general practice to make a grant of long-term incentive compensation to Intervoice’s Named Executives during each fiscal year. Intervoice believes that offering long-term incentive awards will aid in the retention of its Named Executives and serve to align their interests with those of Intervoice’s shareholders. As with other elements of Intervoice’s total compensation program, Intervoice considers award levels at the 50th percentile of the Compensation Peer Group and published survey data. In determining the level of award for a Named Executive the Compensation Committee also considers other relevant factors such as achievement of previously determined objectives under his or her departmental business plan for the preceding fiscal year, the executive’s performance review, and the internal equity of the level of award granted to the executive compared to awards granted to Intervoice’s other executives. In reviewing the award levels for Intervoice’s Named Executives, Intervoice believes it is also appropriate to consider its performance against key objectives under the corporate business plan for the preceding fiscal year, including objectives related to revenue and earnings targets, and whether Intervoice’s financial performance during the preceding fiscal year has benefited its shareholders through any meaningful appreciation in the market price for Intervoice’s common stock. In administering its equity compensation programs, Intervoice closely monitors the level of dilution that can result from equity awards to its executives and other employees and believes it is appropriate to consider the dilutive effect of its aggregate equity awards during any fiscal year.

Historically, the Compensation Committee has emphasized equity-based compensation for Intervoice’s executives in the form of stock option grants. However, as a result of Financial Accounting Standard No. 123R, the evolving landscape of equity-based compensation, and Intervoice’s desire to limit the aggregate number of shares granted under its equity compensation plans to help reduce dilution to its shareholders, the Compensation Committee is considering alternative forms of long-term incentive compensation for Intervoice’s Named Executives and other employees. The 2007 Stock Incentive Plan provides a number of alternatives for granting long-term incentive compensation, including options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other incentive awards. The Compensation Committee is considering several alternatives, including awarding restricted stock units or awarding a mix of stock options and restricted stock units. During fiscal 2008, the Compensation Committee approved awards of restricted stock units and awards of a mix of restricted stock units and stock options to employees who were not Named Executives. The Compensation Committee will continue to review and consider alternative equity-based compensation practices that are less dilutive to Intervoice’s shareholders than Intervoice’s traditional practices. As compared to Intervoice’s traditional stock option award practices, certain of these alternative equity-based compensation practices would reduce the amount of compensation expense recognized in the Company’s income statements, which would in turn increase net income.

Due to the freeze on executive compensation during fiscal 2008, the Compensation Committee did not grant stock options or other equity awards to the Named Executives during fiscal 2008. For certain reasons discussed above under the caption “Termination of Freeze on Executive Compensation for Fiscal 2009,” the Compensation Committee decided to lift its freeze on equity based compensation awards to executive officers. For fiscal 2009, the Compensation Committee may in the exercise of its discretion decide to grant equity based compensation to some or all of the Named Executives under Intervoice’s 2007 Stock Incentive Plan consistent with the Committee’s compensation objectives and procedures regarding the timing of grants of options and restricted stock units. The Committee’s procedures concerning the timing of grants of equity compensation is discussed below under the caption “Timing of Grants of Options and Restricted Stock Units.”

Broad-Based Benefits Programs

Intervoice offers certain broad-based benefits programs that include benefits such as health, dental, disability and life insurance, health care savings accounts, paid vacation time and company contributions to an Employee Savings Plan (which is a 401(k) plan. Benefits under such programs are provided to all employees in accordance with practices within the marketplace and are a necessary element of compensation in attracting and retaining employees. In addition to its broad-based health program, Intervoice pays for an annual physical exam for each of the Company’s vice presidents, including the Named Executives. All vice presidents and certain other management level employees in the Company’s United Kingdom subsidiary, including the Managing Director of the EMEA who is a Named Executive, receive a car allowance. There are no additional benefits programs for the Company’s Named Executives.

Executive Employment Agreements

Each of the Named Executives has entered into an employment agreement with Intervoice. The Compensation Committee believes employment agreements should not include provisions that would obligate a potential acquiror of the Company to make large payouts to the Named Executives simply because a change in control has occurred. Because of this concern, the occurrence of a change in a control event alone will not trigger any payment obligations to the Named Executives under their respective employment agreements. With the exception of the employment agreement with Intervoice’s Senior Vice President and Managing Director of the EMEA, Frank Sherlock, each of the employment agreements includes provisions that can under certain conditions trigger payment obligations upon termination of the Named Executive’s employment. Intervoice’s contractual obligation to make payments to a Named Executive following the termination of his employment is subject to certain conditions including in certain cases execution of a general release agreement and adherence to non-compete and non-disparagement provisions. With the exception of Mr. Sherlock’s agreement, each of the employment agreements includes payment obligations in the event the Named Executive’s employment is terminated by Intervoice without “Cause” (as defined in their respective employment agreements). The employment agreements with Intervoice’s Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer also provide for payments if the executive dies or if he terminates his employment for “Good Reason” (as defined in their respective employment agreements). The agreements with these three Named Executives further provide for the payment of “gross-up” benefits if the executive becomes liable for an excess parachute excise tax in connection with a change in control. Excess parachute excise tax can have widely divergent and unexpected effects based on an executive’s personal compensation history. The “gross-up” benefits are intended to provide an equal level of change in control benefits without regard to the effect of the excise tax. Because Intervoice commits to employ a Named Executive for the term set forth in the applicable employment agreement, Intervoice believes it is appropriate to incur payment obligations if the executive’s employment is terminated without Cause during the term of the agreement. Based on similar considerations, Intervoice believes it is appropriate to incur a payment obligation if the Named Executive terminates his employment for Good Reason.

Long Term Incentive Plan Change in Control Provisions

Under the terms of Intervoice’s 2007 Stock Incentive Plan (and prior equity incentive plans), awards are generally subject to special provisions upon the occurrence of Corporate Change or change in control transactions (as defined in each plan) unless otherwise provided in the applicable award agreement. Awards under the 2007 Stock Incentive Plan and prior equity incentive plans are not limited to the Named Executives, and the Compensation Committee has broad discretion to authorize equity-based awards to other employees of Intervoice and its subsidiaries. Under Intervoice’s 2007 Stock Incentive Plan, if a change in control occurs and a participant is involuntarily terminated other than for cause or the participant voluntarily terminates for good reason, in either case during the period beginning 90 days before a Corporate Change and ending one year after a corporate change, any outstanding stock options, restricted stock, restricted stock units, and other plan awards would generally become immediately fully vested and exercisable. Awards granted under Intervoice’s equity incentive plans that were in effect before the 2007 Stock Incentive Plan are subject to the terms of the equity incentive plans as in effect when the awards were granted. Under the 2005 Stock Incentive Plan, if a change in control occurs and a participant is involuntarily terminated other than for cause or the participant voluntarily terminates for good reason, in either case within one year after a change in control as defined in the plan, any outstanding stock options, restricted stock, restricted stock units, and other plan awards would generally become immediately fully vested and exercisable. Under the 1998 Stock Option Plan, the 1999 Stock Option Plan, and the 2003 Stock Option Plan, in the event of a Corporate Change, there is no termination of service requirement and all outstanding options will become exercisable in full and all restrictions imposed on any common stock that may be delivered upon exercise of those options will be deemed satisfied. Intervoice believes the provision of these change in control benefits is generally consistent with market practice among Intervoice’s peers, is a valuable executive talent retention incentive and is consistent with the objectives of its overall executive compensation program.

Timing of Grants of Options and Restricted Stock Units

As previously discussed, due to the freeze on executive compensation equity compensation was not granted to any of the Named Executives during fiscal 2008. In fiscal 2007, the Compensation Committee granted stock options to Intervoice’s Named Executives the day after its annual meeting of shareholders. It has been the practice of the Compensation Committee to hold a meeting the day of, or day after, Intervoice’s annual meeting of shareholders to authorize a grant of stock options for its executive officers at an exercise price equal to the market price of Intervoice’s common stock on the date the option grants are approved.

During fiscal 2008 the Compensation Committee adopted formal procedures with respect to the grant of stock options and restricted stock units to all executive officers, which includes the Named Executives. The procedures apply to all grants of stock options and restricted stock units to executive officers, including, “new hire grants,” “continuing grants” and “annual grants.” They do not apply to grants made to executive officers at such time, if any, as they may become new-hire employees of Intervoice in connection with its acquisition of another business. The procedures include the following:

New Hire Grants of Stock Options and Restricted Stock Units

Intervoice endeavors to grant stock options and restricted stock units to newly hired executives with grant dates effective soon after Intervoice has provided current information concerning the results from operations for its most recent fiscal quarter or fiscal year and Intervoice’s outlook for the future. In effect, Intervoice considers these time periods, (the “Interim Periods”), between when it has recently provided such current information, to begin the day after the third business day following Intervoice’s definitive earnings release for its preceding fiscal quarter and to end the day before the third business day following a definitive earnings release for the next fiscal quarter. Accordingly, any stock options or restricted stock units approved during an Interim Period by Intervoice’s Compensation Committee for a newly hired executive will be granted on the third business day after its next definitive quarterly or annual earnings announcement. For example, if the Compensation Committee authorized a grant to a new-hire executive officer on October 20th and the executive officer started employment on November 20th and the third business day following the definitive earnings release for the fiscal quarter ended November 30th is December 23rd, the grant date would be December 23rd. If the new-hire executive officer started employment on October 10th but the Compensation Committee did not authorize the grant until after December 23rd, the grant date would be the third business day following the definitive earnings release for the fiscal quarter ending February 28th or 29th.

Annual Grants of Stock Options and Restricted Stock Units

If the Compensation Committee determines to authorize regularly scheduled “annual” grants of restricted stock units or stock options or a mix of stock options and restricted stock units for any fiscal year, such grants will be made on the first business day after the date of Intervoice’s annual meeting of shareholders, and the Compensation Committee will authorize such grants on the first business day following the annual meeting of shareholders or on any date that occurs during the 60 calendar day period preceding the first business day after the annual meeting.

Continuing Grants of Stock Options and Restricted Stock Units

In addition to the regularly scheduled “annual grants” of stock options and restricted stock units, the Compensation Committee may grant stock options and/or restricted stock units to executive officers for retention, promotion or special bonus reasons. The procedure for continuing grants is similar to the procedure for “new hire grants.” Any continuing grant of stock options or restricted stock units authorized during an Interim Period will be granted on the third business day after Intervoice’s next quarterly earnings release.

Additional Procedures

The Compensation Committee recognizes that the timing and basis for authorizing any continuing grants may inherently involve more discretion than the timing of new hire or annual grants. Because of the greater degree of discretion inherent in continuing grants, the Compensation Committee will discuss the basis and timing of any continuing grants to executive officers during a preceding fiscal year in the Compensation Discussion and Analysis section of the annual proxy statement. The Compensation Committee further recognizes that in rare instances there may be substantial and justifiable reasons for deviating from certain procedures outlined above. In the rare instance that the Compensation Committee may have determined it was appropriate to deviate from the procedures outlined above during a preceding fiscal year with respect to Intervoice’s Named Executives, the terms of the deviation and the basis for the deviation will be discussed in the Compensation Discussion and Analysis section of the annual proxy statement.

Exercise Price of Stock Options

In all instances, the exercise price for stock options is set at the market price of Intervoice’s common stock on the grant date. Under the express terms of the 2007 Stock Incentive Plan, the market price is defined as the closing price of Intervoice’s common stock on the grant date.

Stock Ownership Guidelines

The Compensation Committee has not established required levels of stock ownership for the Named Executives or other executive officers, but it has established stock ownership guidelines. These guidelines provide for each executive officer to hold a number of shares of Intervoice’s common stock with an aggregate market value that equates to a specified multiple of the executive’s base salary. The guidelines currently range from four times base salary for the Chief Executive Officer to two times base salary for senior vice presidents who are executive officers. The value of each executive’s share holdings for purposes of the guidelines is based on the greater of the current market price of Intervoice’s common stock or the market price on the date the executive purchased the shares. Even though some executive officers hold a number of shares at or above the number of shares specified under the guidelines, the Compensation Committee recognizes that newer executive officers or employees who were recently promoted to executive officer positions may require some period of time to achieve the guideline amounts. The guidelines therefore contemplate a five-year transition period for acquiring a number of shares with the specified market value. The Compensation Committee monitors and considers each executive’s progress toward achieving the levels of share ownership specified in the guidelines in determining grants of equity awards.

Tax Deductibility and Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to the Chief Executive Officer and three other highest paid Named Executives (other than the Chief Financial Officer) to $1 million per individual, unless certain requirements are met which establish that compensation as performance-based. The Compensation Committee has considered the impact of Section 162(m) and attempts, to the extent practical, to implement compensation policies and practices that maximize the potential income tax deductions available to Intervoice by qualifying such policies and practices as performance-based compensation exempt from the Section 162(m) deduction limitation.

The Compensation Committee will continue to review and modify Intervoice’s compensation practices and programs as necessary to ensure Intervoice’s ability to attract and retain key executives while taking into account the deductibility of compensation payments. Awards of stock options and stock appreciation rights made under the 2007 Stock Incentive Plan (and previously made under Intervoice’s 2005 Stock Incentive Plan and other shareholder-approved stock plans) are designed generally to meet the performance-based compensation exception to the Section 162(m) deduction limitation. Performance awards granted under the 2007 Stock Incentive Plan may be designed to meet the performance-based compensation exception to Section 162(m).

For fiscal 2008, Section 162(m) of the Internal Revenue Code did not limit Intervoice’s deduction for compensation paid to its Chief Executive Officer and other Named Executives who are subject to the deduction limitation.

REPORT OF THE COMPENSATION COMMITTEE (MAY 28, 2008)

Intervoice’s Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.(1)

Members of the Compensation Committee

Donald B. Reed (Chair)

Timothy W. Harris

Michael J. Willner

(1)	This refers to the Proxy Statement filed June 16, 2008.

SUMMARY COMPENSATION TABLE

The following table sets forth certain summary information concerning the compensation paid or awarded to Intervoice’s Named Executives for services rendered in all capacities to Intervoice and its subsidiaries for the fiscal years ended February 28, 2007 and February 29, 2008.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)(1)	(f)(2)	(g)(3)	(i)(4)	(j)
Robert E. Ritchey, Chief Executive Officer	2008 2007	$395,000 395,000	$840,468 1,169,369	$0 0	$20,222 19,780	$1,255,690 1,584,149

James A. Milton, President & Chief Operating Officer	2008 2007	350,000 350,000	276,167 245,644	0 122,500	6,692 17,721	632,859 735,865

Craig E. Holmes, Executive Vice President & Chief Financial Officer	2008 2007	262,500 262,500	237,165 290,122	0 0	15,540 8,123	515,205 560,745

Francis G. Sherlock, Senior Vice President & Managing Director EMEA(5)	2008 2007	242,032 239,561	66,771 95,267	166,255 122,113	24,627 24,541	499,685 481,482

Kenneth A. Goldberg, Senior Vice President, Marketing, Alliances & Corporate Development(6)	2008 2007	230,000 230,000	128,034 115,824	0 0	128,071 28,610	486,105 374,434

(1)	“Salary” includes amounts deferred at the Named Executive’s election pursuant to Intervoice’s Employee Savings Plan.

(2)	The amounts disclosed under “Option Awards” for fiscal 2007 represent the dollar amount recognized for financial statement reporting purposes pursuant to FAS 123R. See Note J to Intervoice’s audited financial statements included in Intervoice’s Annual Report on Form 10-K for a discussion of the Relevant assumptions used in calculating these amounts. Even though equity based incentive awards were not granted to any “Named Executive” during fiscal 2008, the Company was required to recognize certain amounts pursuant to FAS 123R for equity compensation granted in prior periods.

(3)	Amounts disclosed under “Non-Equity Incentive Plan Compensation” for Mr. Milton reflect the amount of cash bonus he earned based on world-wide sales bookings during fiscal 2007. The amounts disclosed for Mr. Sherlock for fiscal 2007 and fiscal 2008 reflect the amount of cash bonus he earned based on sales bookings, revenues and contribution margin for Intervoice’s EMEA operations. The bonus opportunities made available to Mr. Sherlock for fiscal 2008 are described in the section entitled “Annual Cash Bonuses” in the Compensation Discussion and Analysis.

(4)	“All Other Compensation” for the Named Executives other than Mr. Sherlock, includes Intervoice’s contributions on behalf of such Named Executives under the Company’s Employee Savings Plan, “gross-ups” or other amounts reimbursed during the fiscal year for the payment of taxes and amounts includable in compensation for Company-paid group term life insurance and disability insurance. All other compensation for Mr. Sherlock includes the items described in footnote (5) below.

(5)	“All Other Compensation” for Mr. Sherlock includes car allowance, private medical coverage, Death in Service Insurance, and fuel card usage. Mr. Sherlock’s car allowance amount equaled $16,499 for fiscal 2007 and $16,669 for fiscal 2008. The difference between Mr. Sherlock’s annual base salary for fiscal 2007 and fiscal 2008 reflects the conversion of United Kingdom currency to United States currency.

(6)	“All Other Compensation” includes $21,537 during fiscal 2007 and $115,058 during fiscal 2008 to reimburse property taxes and relocation expenses for Mr. Goldberg.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2008

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended February 29, 2008 to the Named Executives.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Target ($)	Maximum ($)
(a)	(c)	(d)	(e)
Robert E. Ritchey, Chief Executive Officer

Craig E. Holmes, Executive Vice President & Chief Financial Officer

James A. Milton, President & Chief Operating Officer

Francis G. Sherlock(2), Senior Vice President & Managing Director EMEA	$72,852	$169,422	$508,267

Kenneth A. Goldberg, Senior Vice President, Marketing, Alliances & Corporate Development

(1)	Due to the freeze on executive compensation that was in effect during fiscal 2008, none of Intervoice’s Named Executives received any stock options or other equity awards during fiscal 2008. In addition, because of the freeze on executive compensation, only executive officers who were also principal sales executives were eligible to earn a payout under a “Non-Equity Incentive Plan” during fiscal 2008. Frank Sherlock was the only Named Executive who had an opportunity to earn a payout under a Non-Equity Incentive Plan in his capacity as a principal sales executive during fiscal 2008.

(2)	The column entitled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” shows the range of payouts that was targeted under a cash bonus plan made available to Frank Sherlock in his capacity as the principal sales executive for the Company’s EMEA operations. The actual amount paid to Mr. Sherlock for the fiscal year ended February 29, 2008 is set forth in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.” The bonus opportunities made available to Mr. Sherlock are described in the section entitled “Annual Cash Bonuses” in the Compensation Discussion and Analysis.

OUTSTANDING EQUITY AWARDS AT END OF FISCAL YEAR 2008

The following table sets forth certain information with respect to grants of stock options to the Named Executives that remained outstanding at the end of fiscal year 2008.

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)		Option Expiration Date (f)
Robert E. Ritchey, Chief Executive Officer	100,000 50,000	0 0			$ $	7.5155 11.99	1-Dec-10 11-May-11
	40,000	0				$1.88	22-Apr-13
	200,000	0				$7.115	20-Aug-13
	150,000	0				$9.105	21-Jul-14
	300,000	0				$13.02	6-Dec-14
	122,500	122,500	(1)			$9.535	13-Jul-12
	50,000	100,000	(2)			$6.975	13-Jul-13
James A. Milton, President & Chief Operating Officer	100,000 25,000	50,000 50,000	(3) (4)		$ $	8.575 6.975	30-Jan-13 13-Jul-13
	70,000	0				$7.010	27-Aug-13
Craig E. Holmes, Executive Vice President & Chief Financial Officer	95,000 42,500	0 42,500	(5)		$ $	9.105 9.535	21-Jul-14 13-Jul-12
	25,000	50,000	(6)			$6.975	13-Jul-13
	15,000	0				$14.875	17-Aug-09
	7,500	0				$9.6875	8-Aug-10
	7,000	0				$1.015	18-Jul-12
Francis G. Sherlock, Senior Vice President & Managing Director EMEA	10,500 30,000	0 0			$ $	1.88 7.115	22-Apr-13 20-Aug-13
	30,000	0				$9.105	21-Jul-14
	12,500	12,500	(7)			$9.535	13-Jul-12
	11,666	23,334	(8)			$6.975	13-Jul-13
Kenneth A. Goldberg, Senior Vice President, Marketing, Alliances & Corporate Development	46,666 10,000	23,334 20,000	(9) (10)		$ $	9.065 6.975	16-Aug-12 13-Jul-13

(1)	Of the shares underlying unvested options, approximately 122,500 shares will vest on February 28, 2009.

(2)	Of the shares underlying unvested options, approximately 50,000 shares will vest on July 13, 2008, and approximately 50,000 shares will vest on July 13, 2009.

(3)	Of the shares underlying unvested options, approximately 50,000 shares will vest on January 30, 2009.

(4)	Of the shares underlying unvested options, approximately 25,000 shares will vest on July 13, 2008, and approximately 25,000 shares will vest on July 13, 2009.

(5)	Of the shares underlying unvested options, approximately 42,500 shares will vest on February 28, 2009.

(6)	Of the shares underlying unvested options, approximately 25,000 shares will vest on July 13, 2008, and approximately 25,000 shares will vest on July 13, 2009.

(7)	Of the shares underlying unvested options, approximately 12,500 shares will vest on February 28, 2009.

(8)	Of the shares underlying unvested options, approximately 11,667 shares will vest on July 13, 2008, and approximately 11,667 shares will vest on July 13, 2009.

(9)	Of the shares underlying unvested options, approximately 23,334 shares will vest on August 16, 2008.

(10)	Of the shares underlying unvested options, approximately 10,000 shares will vest on July 13, 2008, and approximately 10,000 shares will vest on July 13, 2009.

AGREEMENTS WITH EXECUTIVE OFFICERS

Employment Agreement with Robert E. Ritchey

Effective as of December 1, 2004, Robert E. Ritchey, Intervoice’s Chief Executive Officer, entered into a new employment agreement with Intervoice. The agreement was amended effective May 8, 2006. The initial term of his agreement was scheduled to expire on February 29, 2008. Effective February 28, 2008, the Company and Mr. Ritchey entered into an amendment to renew and extend his employment agreement through August 31, 2008 on substantially the existing terms. The amendment also acknowledged that Mr. Ritchey’s title had changed from President and Chief Executive Officer to Chief Executive Officer. The employment agreement provides that Mr. Ritchey will receive an annual base salary of $395,000 and may participate in any annual incentive bonus programs applicable to his position.

Under his employment agreement, Mr. Ritchey is required to not compete with Intervoice while he renders services and for a period of two years following the end of his employment. The agreement further provides that Intervoice can terminate Mr. Ritchey’s employment for death, for Cause, or for Inability to Perform (as such terms are defined in the agreement). Upon six months’ prior written notice, Intervoice may also terminate his employment without Cause. Mr. Ritchey may terminate his employment for Good Reason (as defined in the agreement) unless Intervoice is able to remedy the circumstances constituting Good Reason within 30 days after Mr. Ritchey notifies Intervoice of such circumstances. If Mr. Ritchey dies, Intervoice will pay his designated beneficiary any accrued and unpaid salary plus a lump sum equivalent to six months’ base salary. In the event that Mr. Ritchey had died on February 29, 2008, his beneficiary would have received a lump sum payment equal to $197,500. If his employment is terminated for Cause or for his Inability to Perform, Intervoice will have no liability for further payments to Mr. Ritchey other than payment of any unpaid portion of his base salary through the date of termination.

If Mr. Ritchey’s employment is terminated by Intervoice for any reason other than death, Inability to Perform, or Cause, or if Mr. Ritchey terminates his employment for Good Reason, in either event prior to a Corporate Change (as defined in his agreement), Intervoice will continue to pay him an amount equal to his base salary and matching contributions on premiums for Intervoice’s group health insurance for 18 months following the end of his employment. To receive such payments following the termination of his employment, Mr. Ritchey must, within 60 days, sign a general release agreement. If, following the termination of Mr. Ritchey’s employment Intervoice determines in its reasonable judgment that he has violated any of his obligations of confidentiality, noncompetition or nondisparagement, Intervoice will stop making payments to him and require him to repay any prior payments. In addition, Intervoice may suspend such payments if Mr. Ritchey is arrested or indicted for any felony or similar criminal offense, or any violation of federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with Intervoice, or if Intervoice reasonably believes that he committed an act or omission that would have entitled Intervoice to terminate his employment for Cause. If Mr. Ritchey is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he has committed such an act or omission, Intervoice will stop making monthly payments to him and require him to repay all prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that Mr. Ritchey has not committed such an act or omission, Intervoice will pay Mr. Ritchey any monthly payments that were suspended, with interest, and continue to make all remaining payments. In the event that the Company had terminated Mr. Ritchey’s employment without “Cause” or he voluntarily terminated his employment for “Good Reason,” in either case prior to a “Corporate Change,” Mr. Ritchey would have been entitled to 18 monthly payments in the aggregate amount of $592,500 and matching contributions on premiums for Intervoice’s group health insurance for such 18 month period in the aggregate amount of $17,363.

Following a Corporate Change and for a period of two years thereafter, if Mr. Ritchey’s employment is terminated for any reason other than death, Inability to Perform, Cause, or termination by Mr. Ritchey for Good Reason, Intervoice will pay him a lump sum amount (the “Change in Control Amount”) equal to his then-current base salary and the amount of annual incentive bonus which he received in the Company’s last fiscal year multiplied by 2.99. Any lump sum payment resulting from a termination of Mr. Ritchey’s employment following a Corporate Change will generally occur six months after his date of separation. The agreement also provides that, if the Change in Control Amount is subject to certain federal excise taxes, Intervoice will “gross-up” the Change in Control Amount such that Mr. Ritchey will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed. If the Company had terminated Mr. Ritchey’s employment without Cause or he had voluntarily terminated his employment with Good Reason on February 29, 2008, and this was within 24 months of a “Corporate Change” of the Company, Mr. Ritchey would have been entitled to receive a lump sum payment equal to $1,181,050, matching contributions on premiums for Intervoice’s group health insurance in the aggregate amount of $17,363 and a tax “gross-up” amount of $448,711.

Certain information on potential payments Mr. Ritchey and the other Named Executives could receive under their employment agreements, and the amounts they could potentially receive under their stock option agreements with Intervoice, following a termination of their employment is set forth in the tables below under the captions “Potential Payments and Benefits Upon Termination Without a Change in Control” and “Potential Payments and Benefits Upon Termination With a Change in Control”.

Severance Agreement with Robert E. Ritchey

On July 2, 2008, the Company and Robert E. Ritchey, entered into a severance agreement (the “Severance Agreement”) to provide for Mr. Ritchey’s retirement from the Company effective August 31, 2008, the date the employment agreement described above expires. Under the Severance Agreement, and subject to Mr. Ritchey executing a broad general release in favor of the Company, following his retirement, he will receive a lump sum payment of $592,500, which is equal to 18 months of his base salary, and reimbursement by the Company of the Company portion of his COBRA (or retiree health plan option, if applicable) premiums. The Severance Agreement further provides that the exercise period for certain stock options held by Mr. Ritchey will be extended by up to 18 months and the vesting of certain stock options will be accelerated. The Company currently anticipates that it will recognize expenses pursuant to Financial Accounting Standard 123R in an amount equal to approximately $300,000 as a result of extending and accelerating Mr. Ritchey’s stock options.

Employment Agreements with Craig E. Holmes and James A. Milton

Effective as of May 8, 2006, Intervoice entered into new employment agreements with Craig Holmes, its Executive Vice President and Chief Financial Officer and James Milton, its President and Chief Operating Officer. During fiscal 2008, the initial two year terms of the agreements were extended through May 8, 2009. The new employment agreements did not increase or otherwise modify the base salaries of $350,000 and $262,500 payable to Messrs. Milton and Holmes, respectively, and did not offer them any additional cash bonus or equity based incentive opportunities. As with Mr. Ritchey, each of them is eligible to earn a cash bonus under any bonus plan applicable to their position.

The employment agreements with Messrs. Milton and Holmes require that the executive not compete with Intervoice while he renders services under his agreement and for a period of 18 months following the end of his employment. The agreements further provide that Intervoice may terminate the executive’s employment for death, for Cause, or for Inability to Perform (as such terms are defined in the agreements). Upon three months’ prior written notice, Intervoice may terminate the executive’s employment without Cause. The executive may terminate his employment for Good Reason (as defined in the agreements), unless Intervoice is unable to remedy the circumstances constituting Good Reason within 30 days after the executive notifies Intervoice of such circumstances. If the executive dies, Intervoice will pay his designated beneficiary any accrued and unpaid base salary plus a lump sum equivalent to six months’ base salary. In the event that Messrs Milton and Holmes had died on February 29, 2008, their designated beneficiaries would have received lump sum payments of $175,000 and $131,250, respectively. If the executive is terminated for Cause or for his Inability to Perform, Intervoice will have no liability for further payments to him other than payment of any accrued and unpaid of his base salary through the date of termination.

If the executive’s employment is terminated by Intervoice for any reason other than death, Inability to Perform, or Cause, or if the executive resigns for Good Reason, in either case prior to a Change in Control (as such terms are defined in their agreements), Intervoice will continue to pay his base salary for 18 months following the end of his employment if, within 60 days, he signs a general release agreement. In addition to paying his salary for 18 months Intervoice will continue to make matching contributions toward the payment of the executive’s premiums for Intervoice’s group health insurance coverage for a period of up to 15 months. If, in Intervoice’s reasonable judgment, the executive after the termination of his employment violates any of his obligations of confidentiality, noncompetition or nondisparagement, Intervoice’s obligation to make monthly payments will end. In addition, Intervoice may suspend such payments if the executive is arrested or indicted for any felony or similar criminal offense, or any violation of federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with Intervoice, or if Intervoice reasonably believes he committed an act or omission that would have entitled Intervoice to terminate his employment for Cause. If the executive is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he has committed such an act or omission, Intervoice’s obligation to make any additional monthly payments will end and the executive will repay to Intervoice any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that the executive has not committed such an act or omission, Intervoice will pay the executive any monthly payments that were suspended, with interest, and continue to make all remaining payments. In the event that the Company had terminated Mr. Milton’s employment without “Cause” or he voluntarily terminated his employment for “Good Reason,” in either case prior to a “Change in Control,” Mr. Milton would have been entitled to 18 monthly payments in the aggregate amount of $525,000 and matching contributions on premiums for Intervoice’s group health insurance for a 15 month period in the aggregate amount of $20,967. In the event that the Company had terminated Mr. Holmes employment without “Cause” or he voluntarily terminated his employment for “Good Reason,” in either case prior to a “Change in Control,” Mr. Holmes would have been entitled to 18 monthly payments in the aggregate amount of $393,750 and matching contributions on premiums for Intervoice’s group health insurance for a 15 month period in the aggregate amount of $20,967.

Following a Corporate Change (as defined in the agreements) and for a period of 18 months thereafter, if the employment of Messrs. Milton or Holmes is terminated for any reason other than death, Inability to Perform, Cause, or termination by the executive for Good Reason, Intervoice will pay him a lump sum amount (the “Change in Control Amount”) equal to 2.00 times the sum of his then- current base salary and the amount of annual incentive bonus he received for the last fiscal year (as determined in accordance with his agreement). The payment will generally occur six months after his date of separation. The agreement also provides that, if the Change in Control Amount is subject to certain federal excise taxes, Intervoice will “gross-up” the Change in Control Amount such that the executive will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed. If the Company had terminated Mr. Milton’s employment without Cause or he had voluntarily terminated his employment with Good Reason on February 29, 2008, and this was within 18 months of a “Change in Control” of the Company, Mr. Milton would have been entitled to receive a lump sum payment equal to $700,000 and matching contributions on premiums for Intervoice’s group health insurance in the aggregate amount of $20,967, for a total value of $720,967. If the Company had terminated Mr. Holmes’ employment without Cause or he had voluntarily terminated his employment with Good Reason on February 29, 2008, and this was within 18 months of a “Change in Control” of the Company, Mr. Holmes would have been entitled to receive a lump sum payment equal to $525,000 and matching contributions on premiums for Intervoice’s group health insurance in the aggregate amount of $20,967, for a total value of $545,967.

Certain information on potential payments Messrs. Milton and Holmes and the other Named Executives could receive under their employment agreements, and the amounts they could potentially receive under their stock option agreements with Intervoice, following a termination of their employment is set forth in the tables below under the captions “Potential Payments and Benefits Upon Termination Without a Change in Control” and “Potential Payments and Benefits Upon Termination With a Change in Control.”

Employment Agreement with Francis G. Sherlock

Mr. Sherlock has an employment agreement with Intervoice’s subsidiary in the United Kingdom which was entered into by Mr. Sherlock when he joined Brite Voice Systems Group Limited on April 15, 1998. Brite Voice Systems Group Limited, now known as Intervoice Limited, was acquired by Intervoice in June of 1999. Mr. Sherlock’s employment agreement covers his employment within Intervoice’s UK operations and sets out the policies under which his employment is governed. Mr. Sherlock’s employment agreement does not set out his annual salary but it does provide for severance notice in the event his employment is terminated for reasons other than gross misconduct. Based on Mr. Sherlock’s tenure with Intervoice, Mr. Sherlock is currently entitled to receive nine weeks’ notice if Intervoice terminates his employment.

Certain information on potential payments Mr. Sherlock and the other Named Executives could receive under their employment agreements, and the amounts they could potentially receive under their stock option agreements with the Company, following a termination of their employment is set forth in the tables below under the captions “Potential Payments and Benefits Upon Termination Without a Change in Control” and “Potential Payments and Benefits Upon Termination With a Change in Control”. Mr. Sherlock’s employment agreement does not govern the amount of cash severance he is entitled to receive upon a termination of his employment before or after a change in control. Any cash severance Mr. Sherlock would be entitled to receive upon a termination of his employment would be governed by certain statutory requirements in the United Kingdom and certain policies and procedures of Intervoice’s United Kingdom subsidiary, Intervoice Limited, applicable to all employees on a nondiscriminatory basis.

Employment Agreement with Kenneth A. Goldberg

Effective March 1, 2007, Intervoice entered into an employment agreement with Kenneth Goldberg, Senior Vice President of Marketing, Alliances and Corporate Development. The initial term of the agreement will end on February 28, 2009 with a one year automatic extension unless either party gives at least three months written notice prior to the end of the initial term. The new employment agreement did not modify Mr. Goldberg’s annual base salary of $230,000 or his eligibility to participate in any annual incentive bonus program Intervoice may offer Intervoice’s executive officers, including the Named Executives. The new agreement also did not provide for Mr. Goldberg to receive any additional equity-based compensation.

The employment agreement requires Mr. Goldberg to not work for one of Intervoice’s competitors, disparage Intervoice, solicit employees to terminate their employment, or solicit customers or vendors to terminate their business with Intervoice, during the term of the agreement and for a period of 12 months (24 months with respect to non-solicitation of employees) following the end of his employment. Under the agreement Intervoice may terminate Mr. Goldberg’s employment for death, for Cause, or for Inability to Perform (as such terms are defined in his agreement). Upon 90 days’ prior notice Intervoice may also terminate his employment without Cause. If Mr. Goldberg dies Intervoice will pay any accrued and unpaid salary to his designated beneficiary. If Intervoice terminates Mr. Goldberg’s employment for Cause or for Inability to Perform, Intervoice will have no liability for further payments other than payment of any accrued and unpaid base salary through the date specified in the notice of termination. If Intervoice terminates Mr. Goldberg’s employment for any reason other than death, Inability to Perform, or Cause, Intervoice will continue to pay his base salary and matching contributions for his group health insurance for 12 months following the end of his employment, provided he signs a general release agreement. In the event that the Company had terminated Mr. Goldberg’s employment without “Cause” on February 29, 2008, Mr. Goldberg would have been entitled to 12 monthly payments in the aggregate amount of $230,000 and matching contributions on premiums for Intervoice’s group health insurance for such 12 month period in the aggregate amount of $16,773.

If, in Intervoice’s reasonable judgment, Mr. Goldberg violates any obligations of confidentiality, non-competition, non-solicitation or non-disparagement after his employment is terminated, Intervoice’s obligation to make monthly payments under his agreement will end. In addition, Intervoice may suspend such payments if he is arrested or indicted for any felony or similar criminal offense, or he violates any federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with Intervoice, or if Intervoice reasonably believes he has committed an act or omission that would have entitled Intervoice to terminate his employment for Cause. If Mr. Goldberg is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he committed such an act or omission, Intervoice will stop making monthly payments under his agreement and require him to repay any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that he has not committed such an act or omission, Intervoice will pay him any monthly payments that were suspended, with interest, and continue to make all remaining payments. Following a Corporate Change (as defined in his agreement) with less than one year remaining under the agreement, the term of the agreement will automatically extend through the first anniversary of the date of the Corporate Change.

Certain information on potential payments Mr. Goldberg and the other Named Executives could receive under their employment agreements, and the amounts they could potentially receive under their stock option agreements with Intervoice, following a termination of their employment is set forth in the tables below under the captions “Potential Payments and Benefits Upon Termination Without a Change in Control” and “Potential Payments and Benefits Upon Termination With a Change in Control.”

POTENTIAL PAYMENTS AND BENEFITS UPON

TERMINATION WITHOUT A CHANGE IN CONTROL

The following table provides quantitative disclosure of the estimated payments that would be made to the Named Executives under their employment agreements, as well as the amounts Intervoice’s Named Executives would receive under their stock option agreements upon exercise of all their vested stock options (to the extent not previously exercised) on February 29, 2008, the last business day of Intervoice’s fiscal 2008, assuming that:

•

Each Named Executive’s employment with Intervoice was terminated on February 29, 2008 and was not in connection with an event which constituted a “change in control” or “corporate change” under any employment agreement or stock option agreement;

•	The base salary earned by each Named Executive for his services to Intervoice through February 29, 2008 has been fully paid to such Named Executive; and

•

To the extent not otherwise terminated in connection with the Named Executive’s termination, each of the Named Executives exercised all vested stock options (to the extent not previously exercised) and sold the underlying shares at the closing price for shares of the Company’s common stock on the NASDAQ Global Select Market on February 29, 2008 which was $7.07.

	Cash Severance Payment	Continuation of Medical Benefits (present value)	Continuation of Outstanding Awards	Total Termination Benefits
Robert E. Ritchey
• Termination by Intervoice Without “Cause” or by Mr. Ritchey for “Good Reason	$592,500	$17,236	$212,350	$822,086
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Intervoice Due to Mr. Ritchey’s Death	197,500	0	212,350	409,850
• Termination by Mr. Ritchey for any Reason other than Death or “Good Reason”	0	0	212,350	212,350

	Cash Severance Payment	Continuation of Medical Benefits (present value)	Continuation of Outstanding Awards	Total Termination Benefits
James A. Milton
• Termination by The Company Without “Cause” or by Mr. Milton for “Good Reason”	$525,000	$20,560	$2,375	$547,935
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Intervoice Due to Mr. Milton’s Death	175,000	0	2,375	177,375
• Termination by Mr. Milton for any Reason other than Death or “Good Reason”	0	0	2,375	2,375
Craig E. Holmes
• Termination by Intervoice Without “Cause” or by Mr. Holmes for “Good Reason”	393,750	20,889	6,575	421,214
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Intervoice Due to Mr. Holmes’ Death	131,250	0	6,575	137,825
• Termination by Mr. Holmes for any Reason other than Death or “Good Reason”	0	0	6,575	6,575
Francis G. Sherlock
• Termination by Intervoice Without “Cause”	0	0	97,988	97,988
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Intervoice Due to Mr. Sherlock’s Disability or Death	0	0	97,988	97,988
• Termination by Mr. Sherlock for any Reason other than Death	0	0	97,988	97,988
Kenneth A. Goldberg
• Termination by Intervoice Without “Cause”	230,000	16,448	950	247,398
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Intervoice Due to Mr. Goldberg’s Death	0	0	95	950
• Termination by Mr. Goldberg for any Reason other than Death	0	0	95	950

POTENTIAL PAYMENTS AND BENEFITS UPON

TERMINATION WITH A CHANGE IN CONTROL

The following table provides quantitative disclosure of the estimated payments that would be made to the Named Executives under their employment agreements, as well as the amounts the Company’s Named Executives would receive under their stock option agreements upon the exercise of their stock options on February 29, 2008, the last business day of the Company’s fiscal 2008, assuming that:

•

Each Named Executive’s employment with Intervoice was terminated on February 29, 2008, and was in connection with an event which constituted a “change in control” or a “corporate change” under his employment agreement or stock option agreements;

•	The base salary earned by each named executive officer for his services to Intervoice through February 29, 2008 has been fully paid to such Named Executive Officer;

•

The vesting of all unvested stock options granted to each Named Executive was accelerated as a result of the “Change in Control” such that all stock options became fully exercisable on February 29, 2008; and

•

To the extent not otherwise terminated in connection with the Named Executive’s termination, each of the Company’s Named Executives exercised any previously unexercised options and sold the underlying shares at the closing price for shares of the Company’s common stock on the NASDAQ Global Select Market on February 29, 2008 which was $7.07.

	Cash Severance Payment	Continuation of Medical Benefits (present value)	Acceleration and Continuation of Outstanding Awards	Total Termination Benefits
Robert E. Ritchey(1)
• Termination by Intervoice Without “Cause” or by Mr. Ritchey for “Good Reason”	$1,629,761	$17,236	$221,850	$1,866,847
• Termination by Intervoice Due to Mr. Ritchey’s Death	197,500	0	221,850	419,350
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Mr. Ritchey Without “Good Reason”	0	0	221,850	221,850
James A. Milton
• Termination by Intervoice Without “Cause” or by Mr. Milton for “Good Reason”	700,000	20,560	7,125	727,685
• Termination by Intervoice Due to Mr. Milton’s Death	175,000	0	7,125	182,125
• Termination by Intervoice for “Cause”	0	0	7,125	7,125
• Termination by Mr. Milton Without “Good Reason”	0	0	0	0
Craig E. Holmes
• Termination by Intervoice Without “Cause” or by Mr. Holmes for “Good Reason”	525,000	20,889	11,325	557,214
• Termination by Intervoice Due to Mr. Holmes’ Death	131,250	0	11,325	142,575
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Mr. Holmes Without “Good Reason”	0	0	11,325	11,325
Francis G. Sherlock
• Termination by Intervoice Without “Cause”	0	0	100,205	100,205
• Termination by Intervoice Due to Mr. Sherlock’s Disability or Death	0	0	100,205	100,205
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Mr. Sherlock	0	0	100,205	100,205
Kenneth A. Goldberg
• Termination by Intervoice Without “Cause”	230,000	16,448	2,850	251,398
• Termination by Intervoice Due to Mr. Goldberg’s Death	0	0	2,850	2,850
• Termination by Intervoice for “Cause”	0	0	0	0
• Termination by Mr. Goldberg	0	0	2,850	2,850

(1)	The compensation paid to Mr. Ritchey under his employment agreement upon a “Change in Control” will be considered a parachute payment pursuant to Internal Revenue Code §280G. The cash severance payment to Mr. Ritchey includes $448,710.88 in compensation to pay the additional taxes associated with the “gross-up” amount.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Board Member Independence

The Board has determined that David W. Brandenburg, Michael J. Willner, Timothy W. Harris, Gerald F. Montry and Donald B. Reed are “independent directors” under Rule 4200(a)(15) of the NASDAQ listing standards.

For information concerning agreements between Intervoice and each of Robert E. Ritchey, James A. Milton, Craig E. Holmes, Francis G. Sherlock and Kenneth A. Goldberg see the section “Agreements with Executive Officers.” For information concerning an agreement between Intervoice and David W. Brandenburg, see the discussion captioned “Board Representation and Governance Agreement that Dictated the Slate of Nominees for Director for Last Year’s Annual Meeting But Not for this Year’s Annual Meeting.” Under the terms of the Governance Agreement, Intervoice reimbursed Mr. Brandenburg $380,000 for certain fees and expenses, including legal fees and expenses, incurred by him in connection with his proxy solicitation.

CERTAIN TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Board has determined that David W. Brandenburg, Michael J. Willner, Timothy W. Harris, Gerald F. Montry and Donald B. Reed are “independent directors” under Rule 4200(a)(15) of the NASDAQ listing standards.

For information concerning agreements between Intervoice and each of Robert E. Ritchey, James A. Milton, Craig E. Holmes, Francis G. Sherlock and Kenneth A. Goldberg see the section “Specific Agreements with Executive Officers.”

In connection with the resolution of a proxy solicitation that was initiated by David W. Brandenburg seeking to have seven of his nominees elected to the Board at the Company’s 2007 annual meeting of shareholders, the Company entered into a Board Representation and Governance Agreement (the “Governance Agreement”) on June 22, 2007 with Mr. Brandenburg. Pursuant to the Governance Agreement, three of the seven incumbent directors resigned from the Board on June 22, 2007. The Governance Agreement was approved by the Board following the resignation of the three incumbent directors. Under the terms of the Governance Agreement, the Company agreed to appoint Mr. Brandenburg, and two of his nominees, Michael J. Willner and Timothy W. Harris, as directors (collectively, the “New Directors”) to fill the three vacancies created by the resignations of the incumbent directors, and agreed to cause the slate of nominees standing for election at the 2007 annual meeting to include the New Directors as well as the four remaining incumbent directors, Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey. The New Directors and remaining incumbents were elected at the annual meeting of shareholders held on July 23, 2007. On June 9, 2008 Mr. Brandenburg executed a waiver under the Governance Agreement to permit the Board to increase the number of Board positions from seven to eight and to appoint James A. Milton to fill the vacancy resulting from the additional position on the Board. In addition to stipulating the persons to serve as the Company’s directors through the 2008 annual meeting of shareholders, the Governance Agreement also stipulated which directors would serve on each committee of the Board through the 2008 annual meeting and certain other agreements between the Company and Mr. Brandenburg. Under the terms of the Governance Agreement, Intervoice reimbursed Mr. Brandenburg $380,000 for certain fees and expenses, including legal fees and expenses, incurred by him in connection with his proxy solicitation. In addition, on July 15, 2008, the Company and David W. Brandenburg entered into Amendment No. 2 (“Amendment No. 2”) to the Governance Agreement. Amendment No. 2 provides that the “Brandenburg Representation Period” (as defined in the Governance Agreement) will end on the earlier of the Effective Time (as defined in the Merger Agreement) or the conclusion of the 2008 Annual Meeting of Shareholders. The Company filed the Governance Agreement with the Securities and Exchange Commission on June 25, 2007 as an exhibit to a Current Report on Form 8-K and Amendment No. 2 on July 16, 2008 as an exhibit to a Current Report on Form 8-K.

Related Party Transaction Policy. The Board has adopted a written Related Party Transaction Policy (the “Policy”). The purpose of the Policy is to describe the procedures used to review, approve or ratify and disclose, if necessary, any transaction or series of transactions, that would require disclosure under Item 404(a) of Regulation S-K of the Securities and Exchange Commission, in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) the Company is or will be a participant and (iii) a related person has or will have a direct or indirect material interest. For purposes of the Policy, a related person is each member of the Board, each executive officer, any nominee for director, and any security holder known to the Company to own of record or beneficially 5% of the Company’s Common Stock, or any member of their immediate family.

Once a related party transaction is presented, the Audit Committee or another independent committee of the Board must review the transaction for approval or ratification. In determining whether to approve or ratify a related party transaction, the Audit Committee or other independent committee, as applicable, will consider all relevant facts and circumstances, including the following factors:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance to the related person and to the Company,

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company and its shareholders; and

•	any other matters the Audit Committee deems appropriate.

No director may participate in any discussion, approval or ratification of a transaction in which he or she is a related person, except that the director will provide all material information concerning the transaction to the Audit Committee or such other designated independent committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Each director, and certain officers and shareholders of Intervoice are required to report to the Securities and Exchange SEC, by a specified date, his transactions related to common stock of the Company. Intervoice is not aware of any executive officer or director who failed to file on a timely basis a report required under Section 16(a) of the Exchange Act to disclose a transaction or holdings involving the Company’s securities. In making this representation, Intervoice is relying on written representations of Intervoice’s current and former executive officers and directors.